Exhibit 99.3

GLASS HOUSE BRANDS INC.

Annual Information Form

For the year ended December 31, 2022

Dated March 31, 2023

Table of Contents

EXPLANATORY NOTES AND DISCLAIMERS	3
CORPORATE STRUCTURE	6
GENERAL DEVELOPMENT OF THE BUSINESS	7
DESCRIPTION OF THE BUSINESS	16
CANNABIS MARKET OVERVIEW	36
RISK FACTORS	62
DIVIDENDS AND DISTRIBUTIONS	99
DESCRIPTION OF CAPITAL STRUCTURE	99
MARKET FOR SECURITIES	102
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	103
DIRECTORS AND OFFICERS	104
PROMOTER	110
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	110
AUDIT COMMITTEE	111
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	113
TRANSFER AGENT AND REGISTRAR	114
MATERIAL CONTRACTS	114
INTERESTS OF EXPERTS	118
ADDITIONAL INFORMATION	118
SCHEDULE A – AUDIT COMMITTEE CHARTER	A-1

EXPLANATORY NOTES AND DISCLAIMERS

Formation of Company

In this annual information form (“AIF”), unless the context otherwise requires, the “Company”, “we”, “us” and “our” refers to Glass House Brands Inc. together with its subsidiaries, which entity was previously a publicly-listed special purpose acquisition corporation named Mercer Park Brand Acquisition Corp. (“Mercer Park”). See “Corporate Structure”.

Prior to the Business Combination (as defined herein and described under “Corporate Structure”), Mercer Park’s only business was to seek and effect an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination. In June 2021, Mercer Park completed the Business Combination with GH Group (as defined herein), a California based vertically integrated cannabis company, changed its name to Glass House Brands Inc. and now carries on the business of GH Group. Accordingly, discussion herein regarding the business activities and operations of the Company for periods prior to the completion of the Business Combination includes references to the business carried on by GH Group and its subsidiaries, as well as certain material events of Mercer Park. See “Corporate Structure” and “General Development of the Business”.

Currency of Information Provided

This AIF applies to the business activities and operations of the Company for the year ended December 31, 2022, as updated to March 30, 2023, unless otherwise stated, where applicable.

Presentation of Financial Information and Currency

The Company presents its consolidated financial statements in United States dollars, and prepares such financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Unless otherwise indicated, all references to “$” or ”US$” in this AIF refer to United States dollars and all references to “C$” in this AIF refer to Canadian dollars.

Market and Industry Data

Unless otherwise indicated, the market and industry data contained in this AIF is based upon information from independent industry publications, government publications, market research, analyst reports and surveys and other publicly available sources. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of the data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third party sources referred to in this AIF and accordingly, the accuracy and completeness of such data is not guaranteed.

Forward-Looking Information

This AIF contains certain “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of historical fact are considered forward-looking statements. Forward-looking statements are based on the assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date hereof. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. The forward-looking statements contained herein include, but are not limited to, information with respect to the Company’s expectations regarding: the legislative framework regarding the licensing of cannabis and related activities; proposed and anticipated changes to applicable laws and regulations regarding the cannabis market, associated fees and taxes and the business impact on the Company; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; the ability of the Company to realize the anticipated benefits of acquired businesses and the successful integration thereof; the potential size of the adult and medical-use cannabis markets in the jurisdictions in which the Company currently operates in and may in the future operate; the availability and renewal of requisite licenses and permits on terms acceptable to the Company; anticipated future cultivation, manufacturing and extraction capacity and output, and the resulting anticipated operational and financial benefits to the Company; expectations as to the development and distribution of the Company’s brands and products and the distribution of third-party products; estimated future sales, estimated future operating costs and other prospective financial performance and the resulting effects on the Company’s financial position; prospective operational performance; business prospects and objectives and near and long term strategies, including growth strategies; competitive strengths; anticipated trends and challenges in the Company’s business and the markets in which it operates; the ability of the Company to satisfy the requirements of its debt obligations, and to repay, renew or refinance such indebtedness upon such indebtedness becoming payable; anticipated cash needs; the Company’s ability to raise funds in the capital markets and the resulting effects on the Company’s financial position; the schedule for the release of outstanding shares or other securities of the Company or its subsidiaries that are currently subject to lock-up arrangements; other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors that may be beyond the Company’s ability to predict or control and that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the fact that cannabis is a controlled substance and continues to be classified as a Schedule I drug under the CSA (as defined herein); the enforcement of U.S. federal law and any other relevant law and an investor’s contribution to and involvement in such activities may result in U.S. federal civil and/or criminal prosecution, including forfeiture of his, her or its entire investment; the Rohrabacher-Blumenauer Amendment (as defined herein) not being renewed; federal and state forfeiture laws; the illegality of cannabis under U.S. federal law restricting the Company’s access to capital; anti-money laundering laws and regulation; restricted access to banking; heightened scrutiny by regulatory authorities; travelling across borders; regulatory or political change; the fact that the cannabis industry is a new industry and may not succeed; the Company’s management team or other owners could be disqualified from ownership in the Company; public opinion and perception; general regulation; licensure; California regulatory non-compliance; reclassification of cannabis in the United States under the CSA; service providers; enforceability of contracts; lack of access to U.S. bankruptcy protections or other predictable means of resolving insolvency; environmental and regulation matters; the loss of foreign private issuer status and become a full domestic issuer in the United States; the Company’s Multiple Voting Shares and capital structure generally; the Company’s ability to refinance, extend or repay its indebtedness; limited operating history; reliance on management; successfully obtaining additional financing as required to fund the Company’s continuing operations; lack of profitability of the Company; negative cash flow from operations; competition; future acquisitions or dispositions; an agricultural business; vulnerability to rising energy costs; product liability; product recalls; results of future clinical research being unfavourable; reliance on key inputs; dependence on suppliers and skilled labour; growth management; product diversion; internal controls over financial reporting and/or disclosure controls and procedures being inadequate; forecasting and projections; leased premises; reliance on a single operating jurisdiction and lack of diversification; reliable data regarding the medical and adult-use marijuana industry; the ongoing impact in the U.S. and abroad of the COVID-19 global pandemic; litigation; intellectual property rights; competition from synthetic production and technological advances; constraints on marketing products; fraudulent or illegal activity by employees, contractors and consultants; information technology systems, security breaches and cyber-attacks; taxation matters, including federal, California state and local taxes; high bonding and insurance coverage costs; global financial conditions; the fact that the Company is a holding company; increased costs as a result of being a public company; limitations on remedies and rights to indemnification; enforcing judgments and effecting service of process on directors and officers; past performance not being indicative of future results; market price volatility; the impact of the invasion of Ukraine by Russia and the ongoing Russia-Ukraine military crisis and other global events on financial markets; the impact of collapse of major financial institutions such as Silicon Valley Bank on the U.S. economy; sales by existing securityholders, including upon expiration of existing lock-up arrangements; limited market for securities; future sales of the Company’s securities and dilution; as well as the factors discussed in the “Risk Factors” section of this AIF.

All forward-looking statements made herein are qualified by this Forward-Looking Information cautionary statement. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements in this AIF. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

CORPORATE STRUCTURE

The Company was incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) on April 16, 2019, as a special purpose acquisition corporation under the name Mercer Park Brand Acquisition Corp. On May 13, 2019, Mercer Park completed an initial public offering and became listed on the Neo Exchange Inc. (the “Neo Exchange”). On June 29, 2021, Mercer Park completed a qualifying transaction under the rules of the Neo Exchange (the “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger with GH Group, Inc., a California based vertically integrated cannabis company (“GH Group”), among other parties, dated as of April 8, 2021, as amended (collectively, the “Business Combination Agreement”). Upon completion of the Business Combination, the Company acquired, indirectly, 100% of the common equity interests of GH Group, and changed its name to Glass House Brands Inc. See “General Development of the Business”.

As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of the Company, and the Company continued to carry on the business of GH Group. The Business Combination was effected by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity, and GH Group became a majority-owned indirect subsidiary of the Company.

In connection with the Business Combination, the articles of the Company (the “Articles”) were amended to, among other things: (i) create and set the terms of the restricted voting shares (“Restricted Voting Shares”) and limited voting shares of the Company (“Limited Voting Shares”), (ii) amend the terms of Mercer Park’s Class A restricted voting shares to provide for the conversion of such shares into Restricted Voting Shares, Limited Voting Shares, or subordinate voting shares of the Company (“Subordinate Voting Shares”, and collectively with the Restricted Voting Shares and Limited Voting Shares, the “Equity Shares”), as applicable (rather than solely into Subordinate Voting Shares), (iii) provide for the conversion of Mercer Park’s Class B shares directly or indirectly on a one-for-one basis into Equity Shares, (iv) amend the terms of the multiple voting shares of the Company (“Multiple Voting Shares”) to convert the terms of such class of shares into non-transferable, redeemable and retractable preferred shares carrying 50 votes per share with no dividend or conversion rights and a $0.001 redemption and liquidation value, and (v) amend the terms of the Subordinate Voting Shares issuable on conversion of Mercer Park’s Class A restricted voting shares, including by amending the requirements in respect of who may hold Subordinate Voting Shares (collectively, the “Share Terms Amendment”). See “Description of Capital Structure”.

The current head office of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The registered office of the Company is Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, BC V6C 3E8 Canada.

Set forth below is the current organizational chart of the Company, setting out all material subsidiaries and affiliates of the Company and their jurisdiction of incorporation, formation or organization.

Note:

(1)	As of March 22, 2023, the total number of voting common shares issued and outstanding in the capital MPB Acquisition Corp. was 35,075,569 common shares, consist of 22,509,019 Class A non-exchangeable voting common shares, all of which were issued to the Company in connection with the completion of the Business Combination, and 12,566,550 Exchangeable Shares (as defined herein), none of which are held by the Company. Accordingly, the Company currently controls approximately 64.17% and the holders of the Exchangeable Shares control approximately 35.83% of the total voting rights in MPB. See “Description of the Capital Structure – Exchangeable Shares”.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to Company-owned and third-party retail stores in the state of California.

The Company’s business is operated through its majority owned subsidiary GH Group (previously named California Cannabis Enterprises, Inc.), which was incorporated under the laws of Delaware in 2018, and whose business in 2018 included cultivation (an approximately 150,000 sq. ft. Carpinteria, California greenhouse facility (“Casitas”)), with manufacturing (an approximately 20,000 sq. ft. extraction and manufacturing facility in Lompoc, California), and retail (Bud and Bloom, a California corporation with a cannabis dispensary located in Santa Ana, California and The Pottery, a California corporation with a cannabis dispensary located in Los Angeles, California, which also, at such time, controlled an approximately 10,000 sq. ft. indoor cultivation operation on site).

In 2019, GH Group expanded its retail presence to include one of the three (3) limited license dispensary permits in Santa Barbara, California, under its “Farmacy” brand and established an omnichannel retail approach with web-based ordering capabilities and delivery optionality. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution” for a discussion of the Company’s online sale and delivery regulatory compliance protocols as of the date of this AIF. At the same time, GH Group strengthened its consumer packaged goods (“CPG”) brand-building and brand acquisition capabilities with an investment in brand-building around its “Glass House Farms” brand and the launch of the Forbidden Flowers brand in partnership with a well-known influencer and content creator. On January 1, 2021, GH Group completed the acquisition of a fourth dispensary, iCANN, LCC d/b/a Farmacy Berkeley (“iCANN” or “Farmacy Berkeley”). See “Acquisitions – iCANN” below.

In 2020, GH Group expanded its cultivation footprint by over 300% with an approximately 355,000 sq. ft. cultivation facility in Padaro, California. GH Group’s manufacturing capacity was also scaled alongside the cultivation expansion. During this time, sales of Glass House Farms products grew at market-leading rates, positioned as a “best in category”, attractively priced everyday brand, and a premium line of flower, Grower’s Choice by Glass House Farms, was launched.

GH Group also added additional brands and form factors to its offerings to complement the strong positioning in the flower segment enjoyed by Glass House Farms. In edibles and topicals, the Company benefits from a partnership with a well-known cannabis activist and entrepreneur under its cannabis wellness brand “Mama Sue”.

Prior to the Business Combination with GH Group, Mercer Park completed an initial public offering on May 13, 2019 and issued an aggregate of 40,250,000 Class A restricted voting units, consisting of Class A restricted voting share and warrants, and received approximately C$402.5 million of proceeds. The Class A restricted voting shares and warrants underlying the units were listed for trading on the Neo Exchange. Certain Class B shares and Class B warrants in the capital of Mercer Park were held by the Mercer Park Founders (as defined herein) and Mercer Park’s sponsor, Mercer Park Brand, L.P. (“Mercer”). See “Corporate Structure” and “Material Contracts – Investor Rights Agreement”.

On June 29, 2021, Mercer Park completed the Business Combination with GH Group pursuant to the terms of the Business Combination Agreement, which is available under the Company’s SEDAR profile at www.sedar.com. The Company’s Equity Shares and certain Equity Share purchase warrants (the “Listed Warrants”) began trading on the Neo Exchange on July 5, 2021.

Since the Business Combination, the Company has completed several financings, a strategic partnership and a number of acquisitions, including the acquisition of an approximately 5.5 million square foot high-tech greenhouse facility located in Camarillo, California in or about September 2021, the business of PLUS (as defined herein) in April 2022, and three Natural Healing Center (“NHC”) dispensaries located in Grover Beach, Lemoore and Morro Bay, California in September 2022. As of the date of the AIF, a fourth NHC-affiliated dispensary located in Turlock, California is in the process of being acquired and is anticipated to be completed in or about April 2023. See “Acquisitions”, “Partnership with Seed Junky” and “Financing Transactions” below.

Through these activities, the Company established the foundation for its ultimate strategy to create a leading California-based cannabis brand company through a fully vertically integrated commercial cannabis company engaged in all licensed verticals: (i) cultivation; (ii) manufacturing; (iii) distribution; and (iv) retail. The Company strives to provide customers with consistently high-quality products across a range of trusted and recognizable brands.

Acquisitions

Roll-Up Transaction

On January 31, 2020, pursuant to an Agreement and Plan of Merger (and various securities exchange agreements), a roll-up transaction was consummated whereby the assets and liabilities of a combined group of investment fund entities were merged with and into GH Group, whereby GH Group survived the merger and now owns and controls the assets from such merged out entities, which became GH Group’s business going forward.

iCANN

On January 1, 2021, GH Group completed an acquisition of 100% of the equity interests of iCANN, a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of GH Group and iCANN, GH Group (i) elected to convert earlier issued convertible notes with principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) paid $400,000 in cash to four holders of iCANN equity interests: (iii) issued 7,511,725 Series A common shares to holders of iCANN equity interests; and (iv) issued an additional 500,000 Series A common shares to brokers and consultants, or the cash equivalent for certain non-accredited investors. All such Series A common shares were exchanged on closing of the Business Combination for Exchangeable Shares based on a value of $10.00 per Exchangeable Share and pursuant to a value formula as set out in the Business Combination Agreement.

Element 7

Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the membership or equity interests held by E7 in seventeen (17) holding companies that hold the rights to in-process state and local cannabis retail licenses or license applications, some of which are partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four (34) cannabis retail licenses in exchange for the payment of certain fees set forth in the E7 License Agreement.

In November 2021, GH Group terminated the E7 Agreements based on E7’s breach of contractual terms, and as of December 31, 2021, GH Group had converted certain pre-closing financing payment and consulting fees into notes receivable in the amount of $2,274,167. As of December 31, 2022, the Company had received membership or equity interests in three out of seventeen entities that were contractually committed to be transferred under the E7 Merger Agreement.

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.

The court proceeding was subsequently withdrawn by the Company without prejudice and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against Element 7 to enforce the transfer of contractually committed licenses (the “Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against Element 7 in the Superior Court of California, County of Los Angeles (Case No. 22STCV09323). The Superior Court severed the claims of GH Group and APB, which resulted in APB’s claims remaining in the Superior Court and GH Group’s claims being adjudicated in Signature Arbitration (Case No. LQMGL) (collectively, the “Element 7 Proceeding”).

Under the terms of the Joint Litigation Agreement, GH Group will pay all legal fees for GH Group and APB’s joint litigation against Element 7. GH Group will have the option to purchase any license or licensed entity interests recovered by APB from Element 7 that were included in the E7 Merger Agreement, that have either a state or local permit and a valid lease, or a have a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750,000 per license or licensed entity, paid in Equity Shares at the 10-day volume weighted average price calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also has the right of first refusal to purchase any other licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time. As of the date of this AIF, the Joint Litigation Agreement is in effect and no licenses have been purchased from APB.

SoCal Greenhouse

On September 14, 2021, the Company completed its acquisition of an approximately 5.5 million square foot hi-tech greenhouse facility located in Camarillo, California (the “SoCal Facility”) for total consideration of $93.0 million in cash, plus stock considerations payable to the original holder of the option to purchase the SoCal Facility (the “Option Holder”).

Under the terms of the definitive purchase agreements dated March 29, 2021, as amended, for the SoCal Facility and the option rights to purchase the SoCal Facility pursuant to the terms of an agreement to assign option dated June 6, 2021 as amended by an assignment and assumption of option agreement dated September 14, 2021 (collectively, the “SoCal Purchase Agreements”), the Company paid the sellers of the SoCal Facility at closing $93.0 million (approximately C$117.7 million) in cash and issued to the Option Holder 6.5 million Subordinate Voting Shares (“Closing Shares”) at a price equal to $10.00 per share (C$12.65), which were subject to a customary lock-up agreement restricting the sale of 50% of such shares for six (6) months following the closing and the remaining 50% of such shares for twelve (12) months following the closing. The Company held back an additional 3.5 million Subordinate Voting Shares (the “Contingent Shares”), which may be issued to the Option Holder after closing upon satisfaction of certain contractual indemnity obligations, and which Contingent Shares will be subject to the same lockup restrictions. Finally, the Option Holder is entitled to earn up to $75.0 million (approximately C$94.9 million) of additional Subordinate Voting Shares (the “Earn-Out Shares”), to be priced based on the volume weighted average price of such shares for twenty (20) consecutive trading days immediately prior to the last day of the 12-month period commencing on the date that is thirty (30) months after the date certain capital expenditures are made by the Company to the SoCal Facility, as more particularly detailed in the SoCal Purchase Agreements. The vesting of the Earn-Out Shares is determined pursuant to an earn-out formula set forth in the SoCal Purchase Agreements. The Earn-Out Shares are also subject to the same lock-up restrictions as the Closing Shares and Contingent Shares. See “Material Contracts”. As of the date of this AIF, no Contingent Shares or Earn-Out Shares have been issued.

On March 11, 2022, the Company received California state cannabis licenses, as well as a cannabis business license from Ventura County, for the Phase I retrofit of the SoCal Facility. See “General Development of the Business – Financing Transactions – Senior Secured Term Loan” and “Description of the Business – Cultivation” below. The Company completed the first harvest in June 2022, four weeks earlier than scheduled.

On March 1, 2023, the Company announced plans to commence a Phase II retrofit of an additional greenhouse to expand production at its SoCal Facility, targeting an incremental approximately one million square feet of additional cultivation capacity capable of producing 250,000 pounds of high-quality sun grown cannabis annually with commercial cultivation expected to begin by the end of 2023. This expansion plan follows the successful completion of the Company’s Phase I retrofit of the SoCal Facility in 2022.

PLUS

On April 28, 2022, the Company acquired the business of Plus Products Inc. (“PLUS”), a leading cannabis edibles company based in California, through the acquisition of all outstanding securities of PLUS’ wholly-owned subsidiary, Plus Products Holdings Inc. The acquisition was completed by way of a plan under the Companies’ Creditors Arrangement Act and pursuant to the terms of a definitive agreement dated December 17, 2021, as amended. The Company acquired PLUS for approximately $31 million through a combination of (i) the issuance of approximately C$20,504,850 in unsecured convertible debentures to existing secured noteholders of PLUS pursuant to a debenture indenture between the Company and Odyssey Trust Company, as trustee, dated April 28, 2022 (the “Debenture Indenture”) (see “Material Contracts”), (ii) 2,102,654 Equity Shares to existing securityholders of PLUS, and (iii) approximately 1,800,000 restricted share units and 208,635 incentive shares to certain management, employees and consultants of PLUS.

The Pottery Dispensary

On July 27, 2022, 5042 Venice LLC (an indirect subsidiary of the Company) sold to certain third parties its 50% undivided tenancy in common in the property on which The Pottery dispensary is leased and operating (the “Pottery Property”) for a total purchase price of $3,005,000. The balance of the tenancy in common interests held by the other 50% undivided tenant in common, TLMD RE Holdings, LLC, were also transferred to certain third parties for the same purchase price. The Pottery, Inc. entered into a new term lease agreement for the Pottery Property, which lease obligations are guaranteed by the Company.

On July 28, 2022, the Company acquired the remaining 50% equity ownership interest of The Pottery, Inc., the operating entity of The Pottery dispensary located in Los Angeles, California, pursuant to the terms of a binding agreement dated May 3, 2022, in an all-equity transaction. The equity interests of N.R.O. Management, LLC, and The Pottery, Inc. were acquired for 500,000 Equity Shares issued at $6 per share, with a one-year lock-up period from the closing date. As part of the transaction, the Company also acquired the remaining 50% ownership of The Pottery’s three active state cannabis retailer, distributor, and cultivation licenses, as well as six city-level adult-use and medical cannabis retailer, distributor, and cultivation licenses. On closing of the acquisition, the Company owned 100% of the equity interests in The Pottery dispensary.

In addition, the Company, or its designee had the option of acquiring all the remaining undivided ownership interests in the underlying real property for $3,000,000 in cash. The Company elected not to acquire the remaining undivided ownership interest of the underlying real property.

Partnership with Seed Junky

On August 23, 2022, the Company announced its partnership with Seed Junky Genetics. Seed Junky is one of the premier breeders both in California and globally, has created many of the most well-known strains in cannabis and powers a select few of the top premium brands in California. Under the terms of the partnership, Seed Junky will partner with the Company to breed and select strains that will be exclusively made available in the Company’s brands including Glass House Farms, Forbidden Flowers, Field extracts and others.

Farmacy Isla Vista

On December 15, 2022, the Company expanded its retail footprint with the opening of its new Farmacy dispensary in Isla Vista, California.

NHC Dispensaries

The Company completed the acquisition of three NHC dispensaries during Q3 2022, including two dispensaries located in Grover Beach and Lemoore, California acquired on September 7, 2022, and a dispensary located in Morro Bay, California acquired on September 15, 2022.

At the close of each NHC dispensary acquisition, the Company purchased the businesses and assets of these dispensaries by, in each instance, merging a wholly-owned subsidiary of the Company with the applicable NHC license- and asset-holding company, and entered into a 5-year arm’s length term lease at each location with three 5-year renewal options for a total term of up to 20 years.

The Company will issue, in total, approximately 2.35 million Equity Shares, 1.29 million Equity Shares and 2.0 million Equity Shares in connection with the Grover Beach, Lemoore and Morro Bay acquisitions, respectively, a portion of which have been issued. The number of Equity Shares issued, or to be issued as the case may be, was based on a price per share of $4.41, being the 25-day volume-weighted average price (“VWAP”) for the Equity Shares trading on the Neo Exchange as of May 12, 2022, the date on which the definitive agreements for the acquisitions were signed. A portion of the Equity Shares payable to the NHC sellers are subject to certain contractual lock-ups and escrow holdbacks and generally will be paid out over two years from the applicable closing dates if all Equity Shares are released after the lock-up and holdback periods expire. They are also subject to certain contractual early-release triggers.

As of the date of the AIF, a fourth NHC-affiliated dispensary located in Turlock, California is in the process of being acquired and is anticipated to close in or about April 2023. The calculation for and the payment of the consideration for the Turlock dispensary is exclusively earn-out based and will occur at the end of its sixth (6th) full calendar quarter of operations, at 6 times its annualized EBITDA in said quarter. The consideration will be paid 80% in new Equity Shares priced at the 25-day VWAP of the Equity Shares as of the calendar quarter ending on the earnout date and 20% in the form of an unsecured promissory note bearing interest at 8% annually and maturing after the four-year anniversary of the closing date. Additional Equity Shares may be payable to the sellers of the Turlock dispensary in connection with the acquisition subject to certain contractual escrow holdbacks and generally will be paid out over four years following the closing date if all Equity Shares are released after applicable holdback periods expire. Such Equity Shares are also subject to certain contractual early-release triggers.

Financing Transactions

GH Group Financing

Between January 30, 2020 and January 5, 2021, GH Group issued $22,599,844 in convertible debt (the “Convertible Debt”) bearing 8% interest per annum (4% of which was paid in cash and 4% of which was accrued and was to be automatically converted upon a $10,000,000 equity raise at the greater of a 20% discount or a $250,000,000 valuation cap). The Convertible Debt converted upon the completion of the GH Group Financing described below.

In June 2021, GH Group completed an equity financing in the United States for gross proceeds of $12,530,963.39 (the “GH Group Financing”). Investors in the GH Group Financing received, for each $1.27 invested or for each $0.8246932 of outstanding convertible promissory notes converted, one (1) preferred share of GH Group (the “GH Group Preferred Shares”) and one (1) warrant (the “GH Group Warrants”) to purchase a Class A common share of GH Group at an exercise price equal to the fair market value of one Class A common share of GH Group as of the date of issuance of such GH Group Warrant. The completion of the GH Group Financing triggered the conversion of the outstanding amount of the Convertible Debt. Upon closing of the Business Combination, a portion of the issued outstanding GH Group Preferred Shares were exchanged for Exchangeable Shares based on a value of $10.00 per Exchangeable Share and pursuant to a value formula as set out in the Business Combination Agreement, and each GH Group Warrant was exchanged for a Warrant to purchase a number of Equity Shares equal to (i) the number of shares of GH Group that were issuable upon exercise of such GH Group Warrant immediately prior to the closing of the Business Combination divided by the applicable exchange ratio. See “Offering of GH Group Series B Preferred Stock and Company Warrants” below.

Mercer Park Private Placement

On June 29, 2021, in conjunction with the completion of the Business Combination, Mercer Park completed a private placement of $85 million of non-voting shares of Mercer Park Brand Pipe Inc., a wholly owned subsidiary of Mercer Park (the “Private Placement Shares”) at a price of $10.00 per Private Placement Share (the “Mercer Park Private Placement”). Canaccord Genuity Corp. (“Canaccord”), the underwriter in respect of Mercer Park’s initial public offering and the sole agent in respect of the Mercer Park Private Placement, subscribed for $4.9 million of Private Placement Shares under the Mercer Park Private Placement, which subscription was funded by Canaccord directing to Mercer Park an equal amount from the non-discretionary portion of deferred underwriting fees paid by Mercer Park to Canaccord in connection with the closing of the Business Combination. Under the terms of the Mercer Park Private Placement, Canaccord was entitled to a 4.0% commission on the sale of the Private Placement Shares, other than in connection with the sale of Private Placement Shares to certain known and agreed upon subscribers. In addition, a subscriber under the Mercer Park Private Placement that subscribed for $20.1 million of Private Placement Shares was transferred 223,333 free-trading Equity Shares by Mercer for no additional consideration in order make the effective price of such subscription $9.00 per Private Placement Share. Pursuant to the Business Combination, the Private Placement Shares were exchanged for Equity Shares on a one-for-one basis. The funds from the Mercer Park Private Placement were used to fund the Company’s growth strategy, for working capital and for general corporate purposes.

Senior Secured Term Loan

Effective December 10, 2021, the Company entered into a senior secured credit agreement, as amended January 21, 2022, May 12, 2022, July 28, 2022 and March 29, 2023 (the “Loan Agreement”), among the Company, MPB Acquisition Corp., GHB Usub, LLC, GH Group and a U.S.-based private credit investment fund (the “Lender”) for up to $100 million (the “Loan”), with an initial draw of $50 million (the “Initial Term Loan”). The Initial Term Loan has a variable interest rate currently set at 10% per annum, and in no event shall be more than 12% per annum. The gross proceeds of advances made under the Loan to date have been used to fund the phased retrofit of the SoCal Facility and for general corporate purposes.

The Initial Term Loan shall be repayable in monthly installments beginning on December 1, 2023, at an aggregate amount equal to 1.25% of the original principal amount of the Initial Term Loan. Two subsequent draws of $25 million (the “Delayed Draw Term Loans”) each will be available at future dates provided certain terms and conditions under the Loan Agreement have been met and shall be repayable in monthly installments beginning on December 1, 2023, at an aggregate amount equal to 1.25% of the original principal amount of the Delayed Draw Term Loans. The conditions of the Loan Agreement included the creation and issuance of 2,000,000 Listed Warrants, and delivered to the Lender at closing, with each Warrant exercisable at an exercise price of $11.50 to acquire one Equity Share until June 26, 2026, subject to acceleration or redemption as set forth under the terms of the Warrant Agreement. See “Material Contracts”.

Offering of GH Group Series B Preferred Stock and Company Warrants

During the second half of 2022, the Company completed a non-brokered private placement of Series B Preferred Stock of GH Group, at a face value $1,000 per share, and warrants of the Company. The offering was completed in three tranches, which closed on August 31, October 3 and December 6, 2022, respectively. The aggregate gross proceeds raised from all three tranches was approximately $27.3 million, not including the amount used to redeem the remaining outstanding GH Group Preferred Shares. A total of 49,969 shares of Series B Preferred Stock were issued, with an aggregate face value of approximately $50 million.

$10.0 million of the cash proceeds from the offering was used to repay the Loan and the balance will be used for general working capital and transaction costs.

Holders of the Series B Preferred Stock of GH Group are entitled to an annual dividend at a rate of 20% for the first two years after the date of initial issuance of Series B Preferred Stock, 22.5% for the third year and, thereafter, 25% until the 54-month anniversary of the initial issuance. The dividend will accrue and be paid quarterly with an annual amount equal to 10% of the initial investment being payable in cash and the balance of the dividend being paid in kind, accumulating and compounding on a quarterly basis until paid; provided that if the Series B Preferred Stock remains outstanding after the 54-month anniversary of the initial issuance, the annual dividend shall thereafter be payable solely in cash at a rate of 20%.

The issuance of each share of Series B Preferred Stock of GH Group was accompanied by the delivery of 200 warrants of the Company, issued pursuant to the terms of a warrant indenture between the Company and Odyssey Trust Company, as warrant agent, dated August 31, 2022 (the “Warrant Indenture”) (see “Material Contracts”). Each warrant has a five-year term and entitles the holder to purchase one Equity Share in the capital of the Company at a price of $5.00 per share subject to customary anti-dilution adjustments. The Company has the option to terminate any unexercised warrants if the underlying shares trade at a price of at least $12.00 per share, subject to customary anti-dilution provisions. As a condition to the offering, holders of GH Group who held existing warrants of the Company with a $10.00 exercise price issued in connection with the Business Combination agreed to the cancelation of such existing warrants, with 100 existing warrants to be canceled for each share of Series B Preferred Stock that is issued in exchange for the GH Group Preferred Shares.

Offering of GH Group Series C Preferred Stock and Company Warrants

On December 31, 2022, the Company completed a non-brokered private placement of Series C Preferred Stock of GH Group, at a face value of $1,000 per share, and warrants of the Company, for aggregate gross proceeds of $4.7 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

Holders of the Series C Preferred Stock of GH Group are entitled to an annual dividend at a rate of 20% for the first two years after the date of initial issuance of Series C Preferred Stock, 22.5% for the third year and, thereafter, 25% until the 54-month anniversary of the initial issuance. The dividend will accrue and be paid quarterly with an annual amount equal to 10% of the initial investment being payable in cash and the balance of the dividend being paid in kind, accumulating and compounding on a quarterly basis until paid; provided that if the Series C Preferred Stock remains outstanding after the 54-month anniversary of the initial issuance, the annual dividend shall thereafter be payable solely in cash at a rate of 20%.

The issuance of each share of Series C Preferred Stock of GH Group was accompanied by the delivery of 200 warrants of the Company pursuant to the terms of the Warrant Indenture. Each warrant entitles the holder to purchase one Equity Share in the capital of the Company until August 31, 2027 at a price of $5.00 per share subject to customary anti-dilution adjustments. The Company has the option to accelerate the expiration of any unexercised warrants if the underlying Equity Shares of the Company trade at a price of at least $12.00 per share, subject to customary anti-dilution provisions.

Management Changes

The Company announced: (i) the appointment of Erik W. Thoresen as Chief Business Development Officer on August 4, 2021; (ii) the appointment of Mark Vendetti as Chief Financial Officer on September 29, 2021; (iii) the departure of Daryl Kato as Chief Operating Officer on May 27, 2022, and that his responsibilities were assumed by Hilal Tabsh as Chief Revenue Officer, who was appointed on May 17, 2022; and (iv) the appointment of Benjamin Vega as General Counsel and Corporate Secretary on October 24, 2022, following the departure of Jamin Horn from this position effective June 3, 2022. Mr. Thoresen, the previous Chief Business Development Officer, departed from the Company on October 17, 2022.

Recent Developments Since December 31, 2022

Farmacy Santa Ynez

On January 9, 2023, the Company announced the soft opening of its new Farmacy dispensary in Santa Ynez, California, with the grand opening completed on January 28, 2023.

SoCal Facility Retrofit

On March 1, 2023, the Company announced plans of a Phase II retrofit of an additional greenhouse to expand production at its SoCal Facility, targeting an incremental approximately one million square feet capable of producing 250,000 pounds of high-quality sun grown cannabis annually with commercial cultivation to begin by the end of 2023. This expansion plan follows the successful completion of the Company’s Phase I retrofit of the SoCal Facility in 2022.

DESCRIPTION OF THE BUSINESS

Overview

The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to Company-owned and third-party retail stores in the state of California.

The Company operates multiple greenhouse cultivation facilities located in unincorporated Carpinteria and Camarillo, California, and its manufacturing or production facility is located in Lompoc, California. The Company generates revenue by selling its products in bulk at wholesale and at retail to its own and third-party dispensaries in California, including both raw cannabis, cannabis oil, and cannabis consumer goods. The Company’s “Farmacy” branded dispensaries are currently located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California. The Company also operates three NHC dispensaries in Grover Beach, Lemoore and Morro Bay, California.

The following table sets out the Company’s revenue (comprised of wholesale and retail) for each of the last two financial years.

Revenue	2022 ($M)%		2021 ($M)%
Wholesale	64.2	71%	47.7	69%
Retail	26.7	29%	21.7	31%
Total	90.9	100%	69.4	100%

Cultivation

The Company’s cultivation strategy focuses on marrying nature and technology with the goal of producing premium quality cannabis indoors in greenhouses specifically designed to optimize quality and yields while minimizing inputs and environmental impact. The Company uses the sun, the climate and advanced technology to conduct precision agriculture.

As of the date hereof, the Company’s greenhouse cultivation is conducted in three facilities, being the Casitas Facility and the Padaro Facility located in Santa Barbara County, California and the SoCal Facility located in Camarillo, California. Together the three facilities total approximately 6 million sq. ft. of indoor greenhouse area, although cannabis cultivation is not conducted in the entirety of the greenhouse area.

Each of the Casitas and Padaro facilities were cut flower greenhouses prior to the Company taking over the properties and were transitioned to cannabis use by the Company. The Casitas Facility includes more than 150,000 sq. ft. of greenhouse footprint with onsite propagation, nursery, flowering canopy, drying and on site processing. It originally started under the California Proposition 215 regulatory structure and was used as the model facility for the creation of the Santa Barbara County cannabis ordinance and tax plan. It underwent a full retrofit by the Company, including the addition of new growing systems, fertigation, photoperiod lights, automated light deprivation curtains, and upgraded climate control technology. The Company followed up the Casitas project with its Padaro Facility acquisition, which tripled the Company’s cultivation footprint while increasing canopy planting efficiency through the use of an innovative rolling tray system. The Company retrofitted the Padaro Facility with significantly improved efficiency, lower cost per sq. ft. costs and improved operating processes. The Padaro property was the very first fully licensed and entitled cannabis facility in the Santa Barbara Coastal area. The Company’s Santa Barbara-based greenhouse operations were substantially expanded in 2020. Facility upgrades to the Padaro location were fully completed in Q3 2020, allowing 100% of the Company’s 306,595 sq. ft. of licensed greenhouse canopy to be operational at the start of Q4 2020, up from 205,287 square feet in July 2020 (a 49% expansion).

The Southern California climate, with over 280 days of sun per year, minimizes the need for supplemental electric lighting to drive yields, while moderate ambient temperatures and humidity levels drastically reduce climate control expenses and limit pest pressures. The Company’s flower is predominantly sun-grown in “light deprivation” greenhouses, with supplemental lighting used only for photoperiod control of flowering schedules, so as to allow for the maximum number of harvests per year on a “perpetual harvest” model.

On September 14, 2021, the Company acquired the SoCal Facility located in Camarillo, California. The SoCal Facility consists of six high-tech, environmentally controlled agricultural greenhouses totaling approximately 5.5 million square feet, located on a 165-acre property in Ventura County, California. The Company received the necessary licenses to operate Phase 1 of the SoCal Facility on March 11, 2022, including all California state licenses for nursery, cultivation and processing operations, and the local cannabis business license from Ventura County. The Phase I retrofit involved the optimization of approximately 1.7 million square feet of the SoCal facility for cannabis cultivation. Included in the first phase retrofit was the conversion of two greenhouses. One consists of a nursery, growing clones to support the entire facility; and the other is used for flowering and has a capacity of approximately 180,000 dry pounds of cannabis per year. Also included is a packhouse for processing and a separate distribution center which will support the cultivation operations. The first harvest at the SoCal Facility was completed in June 2022. In 2023, the Company plans to retrofit an additional greenhouse to expand production at its SoCal Facility, targeting an incremental one million square feet capable of producing 250,000 pounds of high-quality sun grown cannabis annually with commercial cultivation to begin by the end of 2023.

In order to maintain high quality cultivation outputs, the Company’s cultivation team employs Integrated Pest Management (“IPM”) techniques. IPM is an ecosystem-based strategy to control pests and associated crop damage through techniques such as biological controls including the use of beneficial insects and climate control and manipulation.

The use of IPM requires constant and careful monitoring of plant health by the Company’s team of IPM specialists who continuously monitor plant growth, pest pressure, climate and other relevant factors and take active and pre-emptive steps to prevent issues from arising.

Cultivation Performance

As of December 31, 2022, the Company’s total greenhouse licensed cultivation canopy was approximately 959,000 sq. ft. The Company’s ability to grow productively at scale has resulted in lower unit production costs. During 2022, the Company increased production of dry equivalent pounds by 98% and drove down production costs per pound, from $189/lb in 2021 to $143/lb in 2022. The Company produced 191,870 lbs of dry equivalent pounds in 2022, and it anticipates having an estimated 310,000 lbs production capacity in 2023.

Cultivation and Processing Licenses

Padaro Licenses

The applicable licenses for cultivation issued by the California Department of Cannabis Control (“DCC”) (a consolidated department of the state which assumed regulatory authority over cannabis cultivation licenses originally issued by, among other issuing agencies, the California Department of Food and Agriculture) are held by K&G Flowers, LLC and G&K Produce, LLC, respectively (each of which is a wholly owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001702	11/22/23	Adult-Use-Nursery
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001652	02/20/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001633	02/20/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001624	02/20/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001622	02/20/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001599	02/20/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001589	02/20/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001582	02/20/24	Adult-Use-Small Outdoor

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001700	01/02/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001696	01/02/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001695	01/02/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001683	01/02/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001678	01/02/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001664	01/02/24	Adult-Use-Small Outdoor
G&K Produce, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001655	01/02/24	Adult-Use-Small Outdoor Mixed- Light Tier 1
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001673	11/22/23	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001670	11/22/23	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001668	11/22/23	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001667	11/22/23	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001665	11/22/23	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001649	11/22/23	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001647	11/22/23	Adult-Use-Small Outdoor

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001660	02/20/24	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001657	02/20/24	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001654	02/20/24	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001635	02/20/24	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001630	02/20/24	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001629	02/20/24	Adult-Use-Small Outdoor
K&G Flowers, LLC	3480 Via Real Carpinteria, CA 93013	CCL18-0001628	02/20/24	Adult-Use-Small Outdoor

Casitas Licenses

The applicable licenses for cultivation issued by the DCC are held by Mission Health Associates, Inc. (a wholly owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0001009	06/07/23	Medicinal-Nursery
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000498	Pending	Medicinal-Small Mixed-Light Tier 1
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000503	Pending	Medicinal-Small Mixed-Light Tier 1

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000512	Pending	Medicinal-Small Mixed-Light Tier 1
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000510	Pending	Medicinal-Small Mixed-Light Tier 1
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000509	Pending	Medicinal-Small Mixed-Light Tier 1
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000506	Pending	Medicinal-Small Mixed-Light Tier 1
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000505	Pending	Medicinal-Small Mixed-Light Tier 1
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000502	Pending	Medicinal-Small Mixed-Light Tier 1
Mission Health Associates, Inc.	5601 Casitas Pass Road Carpinteria, CA 93013	CCL18- 0000500	Pending	Medicinal-Small Mixed-Light Tier 1

The Pottery Licenses

The applicable license for cultivation/processing as well as for distribution/transportation issued by the DCC is held by The Pottery Inc. (a wholly-owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
The Pottery Inc.	5042 Venice Blvd. Los Angeles, CA 90019	CCL18-0000935	04/01/24	Adult-Use-Specialty Indoor
The Pottery Inc.	5042 Venice Blvd. Los Angeles, CA 90019	C11-0000726-LIC (DCC)	07/08/23	Adult-Use & Medicinal – Distributor License

SoCal Facility Licenses

The applicable licenses for cultivation/processing as well as for distribution/transportation issued by the DCC are held by Glass House Camarillo Cultivation, LLC (a wholly-owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005096	02/24/2024	Adult-Use-Nursery
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005106	03/10/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005107	03/10/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005108	03/10/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005193	03/18/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005113	03/18/2024	Adult-Use-Small Outdoor

The additional licenses for cultivation/processing issued by the DCC are held by Glass House Camarillo Cultivation, LLC (a wholly-owned subsidiary of the Company), as described in the table below.

License Holder	Address	Application No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005102	04/14/2023	Adult-Use Processor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005105	04/28/2023	Adult-Use-Small Outdoor

License Holder	Address	Application No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005114	03/25/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005115	03/25/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005116	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005117	04/01/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005120	04/01/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005121	04/01/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005122	04/08/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005123	04/08/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005124	04/08/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005125	04/08/2024	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005127	04/15/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005128	04/15/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005129	04/22/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005130	04/22/2023	Adult-Use-Small Outdoor

License Holder	Address	Application No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005131	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005132	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005133	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005134	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005135	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005136	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005137	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005138	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005139	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005140	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005141	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005142	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005143	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005144	04/28/2023	Adult-Use-Small Outdoor

License Holder	Address	Application No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005145	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005146	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005147	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005148	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005150	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005151	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005152	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005154	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005155	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005156	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005157	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005158	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005159	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005160	04/28/2023	Adult-Use-Small Outdoor

License Holder	Address	Application No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005161	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005163	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005165	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005166	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005167	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005168	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005170	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005172	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005173	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005174	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005175	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005176	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005177	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005178	04/28/2023	Adult-Use-Small Outdoor

License Holder	Address	Application No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005179	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005180	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005181	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005182	04/28/2023	Adult-Use-Small Mixed- Light Tier 1
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005183	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005184	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005185	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	CCL21-0005186	04/28/2023	Adult-Use-Small Outdoor
Glass House Camarillo Cultivation LLC	645 Laguna Road Camarillo, CA 93012	C11-0001743-LIC	07/11/2023	Adult-Use-Distributor

Manufacturing and Distribution

The Company’s Lompoc facility is a roughly 20,000 sq. ft. property purpose-built to convert cannabis biomass into CPG, located less than a four-hour drive from both the San Francisco Bay Area and Los Angeles, and about one hour’s drive from the Company’s cultivation facilities. The facility holds Type 6 and Type 7 cannabis manufacturing licenses which enables it to conduct all manufacturing, extraction, infusion, conversion, and packaging processes legal in the State of California, ranging from physical, “solventless” extraction processes to volatile solvent extraction and remediation methods. This allows the facility the optionality to produce a wide variety of cannabis products.

The facility also holds a Type 11 cannabis distribution license, which activates the facility as a distribution hub for the Company’s California operations. Given the logistical issues that the state framework can engender as a result of testing, quarantine and distribution regulations, this license can simplify some of the supply chain challenges faced by an operator of the Company’s scale relying on third-party distribution services.

Lompoc Facility

The Lompoc facility was renovated in collaboration with extraction and manufacturing professionals with substantial combined experience in the category of extraction and manufacturing and in creating such facilities. Operational efficiency at scale and process optionality were core to the design philosophy implemented in anticipation of an evolving landscape for both cannabis product trends and extraction and manufacturing technologies. To this end, extensive HVAC systems, thorough access management controls, and intensive safety protocols were implemented to enable safe and compliant volatile-solvent extraction capability at large scale, and even the layout of the facility itself creates workflow efficiency while also enhancing safety. Products in process move through the facility in an optimized flow. Walls are treated with antimicrobial and antifungal coatings to seek to ensure product purity and safety. Deep freezer capacity has been maximized to enable large-scale “live” extraction processes, which use cannabis plants flash-frozen upon harvest as their raw material. The power supply has been upgraded to support production far in excess of foreseeable output, and office space has been updated to enable better facility management.

Options for products that can be produced at the facility cover a broad range of cannabis manufactured goods, from cannabis-infused products to “dabbable” concentrates.

Manufacturing and Distribution Licenses

The applicable license for manufacture as well as for distribution issued by the DCC is held by CA Manufacturing Solutions LLC (a wholly owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
CA Manufacturing Solutions LLC	1637 W. Central Ave. Lompoc, CA 93436	CDPH-10002412	04/13/23	Annual Manufacturing License – Adult and Medicinal Cannabis Products Type 7: Volatile Solvent Extraction
CA Manufacturing Solutions LLC	1637 W. Central Ave. Lompoc, CA 93436	C11-0000031-LIC (DCC)	04/30/23	Adult-Use & Medicinal – Distributor License

Wholesale

In addition to sending cultivated biomass to the Lompoc facility for manufacture, the Company also sells its biomass to distributors throughout the State of California. Further, the Company has a wholesale business selling Company-branded CPG to distributors and retailers in the State of California. The Company’s wholesale revenue increased by $16.4 million, or 34%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily due to the incremental cultivation canopy in production from the SoCal Facility.

The Company primarily relied on a single large distributor to provide the bulk of its wholesale CPG sales, which provided approximately 88% of its wholesale revenue in 2022.

Brand, Product and Marketing

The creation of dominant, extensible CPG products and brands is the Company’s strategic mission. While many cannabis businesses prioritized brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle, and a prerequisite for any other activity.

As production quantity has increased and the Company’s products have become more widely distributed, the Company has been pleased to receive recognition for its improved product quality from cannabis-friendly media outlets such as LA Weekly, to cannabis influencers and connoisseur cannabis reviewers such as Respect My Region.

The Company does not aim to create a consumer-facing corporate-umbrella brand, but instead takes a “House of Brands” approach, with a portfolio of brand assets constructed on consumer data, consumer segmentation, analysis and insights.

The Company has taken care to segment its consumer and product types so as to cover a broad swath of the market, from new cannabis users to connoisseurs, across a range of use cases, product formats, and price points. Glass House Farms, the Company’s flagship brand, provides best-in-class, affordable cannabis flower products for everyday consumption. The Company sells products in various forms and categories, including flower (jars and bags) and pre-rolls (single, multi-pack and infused). The Company also purchased Plus Edibles in 2022, which sells edibles across a variety of effects and flavors. In addition, the Company sells Forbidden Flowers (flower and pre-rolls), Field (extracts and vape) and Mama Sue (tinctures).

Retail

As of December 31, 2022, the Company operates eight (8) retail dispensaries across California, including in Los Angeles, Santa Barbara, Santa Ana, Berkeley, Isla Vista, Grover Beach, Lemoore and Morro Bay. In January 2023, the Company opened an additional Farmacy dispensary in Santa Ynez, California, bringing the Company’s retail portfolio to nine (9) dispensaries as of the date of this AIF, with a tenth location in Turlock, California expected to open in or about April 2023.

The Company uses clean, minimalistic retail space with a focus on local sourcing and sustainably grown cannabis. The Company’s staff has substantial knowledge on the health and wellness benefits of cannabis and is trained to educate customers on responsible adult-use, including understanding appropriate dosing.

The Company offers a curated selection of high quality cannabis products in a variety of price tiers, servicing a wide range of the community. The product selection specifically promotes local and sustainably cultivated cannabis through sourcing of brands that are local to the retail facility and a focus on educating customers on the importance of supporting the local economy by purchasing locally grown cannabis. The Company’s motto is “Local Farms, Local People, Local Values”. This ethos is woven into purchasing decisions and illustrates the Company’s prioritization of locally cultivated and manufactured products.

The Company intends to curate what it believes to be the best selection of cannabis products from the following categories: flower, edibles, beverages, topicals, sublinguals and concentrates. Unlike many cannabis retailers that emphasize high-tetrahydrocannabinol (“THC”) levels in their products, product curation is a specialty of the Company and focuses on educating customers, seeking to match needs and desires with appropriate products to provide optimal experiences. This de-emphasis on high-THC helps customers understand the many benefits of a wide range of cannabinoids, including cannabidiol (“CBD”), cannabinol (“CBN”) and Tetrahydrocannabivarin (“THCV”).

The Company’s retail revenue increased by $5 million, or 23% for the year ended December 31, 2022 as compared to the year ended December 31, 2021, primarily attributable to the Company’s acquisition of the three NHC dispensaries and remaining interests in The Pottery Dispensary.

Retail Locations

The Company offers online payment processing, as well as in store pickup and home delivery services for adult-use and medicinal-use customers at all locations. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution” for a discussion of the Company’s online sale and delivery regulatory compliance protocols.

Farmacy SB

The Farmacy SB is located at 128 W Mission Street, Santa Barbara, California. It was first licensed adult-use retail storefront to open in the City of Santa Barbara. The Company secured one (1) of only three (3) storefront permits from the City of Santa Barbara, after an exhaustive merit-based selection process. Over 60 applicants applied, and the Farmacy SB’s application was one of the highest scored applications. The Farmacy SB was selected for a license due to its compatibility with the surrounding neighborhood, local hiring commitment, employee benefit plans, dedication to compliance and design.

As an example of the Company’s contribution to and partnership with the local community. The Company has sponsored a popular “Neighbor Deal” program that encourages its customers to shop at nearby businesses by offering discounted product if they show a same day receipt. In this manner, the Farmacy SB has also enhanced the quality of the surrounding neighborhood and built positive relationships with neighboring businesses.

The Farmacy SB was voted by local residents as the Best Cannabis Dispensary three years in a row from 2020 to 2022.1

1 Santa Barbara Independent (2020). Best of Santa Barbara 2020 - Cannabis Dispensary. Available at: https://www.independent.com/2020/10/14/best-of-santa-barbara-2020-living-well/. Santa Barbara Independent (2021). Best of Santa Barbara 2021 - Cannabis Dispensary. Available at: https://www.independent.com/2021/10/20/best-ofsanta- barbara-2021-living-well/. Santa Barbara Independent (2022). Best of Santa Barbara 2022 – Cannabis Dispensary. Available at: https://www.independent.com/2022/10/19/best-of-santa-barbara-2022-living-well/.

The applicable license for retail issued by DCC is held by Farmacy SB, Inc. (a wholly owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Farmacy SB, Inc.	128 W. Mission Street Santa Barbara, CA 93101	C10-0000293- LIC (DCC)	06/25/23	Adult-Use & Medicinal – Retailer License

Farmacy Berkeley

Farmacy Berkeley is located at 3243 Sacramento St, Berkeley, California and has been in operation since 2019. The Farmacy Berkeley strives to bring together cannabis advocates who share a consistent commitment to sustainably produced cannabis products delivered in a welcoming, inviting, and open environment.2

The applicable license for retail issued by the DCC is held by iCANN, LLC doing business as Farmacy Berkeley (a wholly owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
iCANN, LLC	3243 Sacramento Street Berkeley, CA 94702	C10-0000506- LIC (DCC)	07/24/23	Adult-Use & Medicinal – Retailer License

The Pottery

The Pottery is located at 5042 Venice Blvd, Los Angeles, California, includes both cultivation, distribution and a retail dispensary and has been in operation since 2018. This property is in a high traffic area and is comprised of a 21,000 sq. ft. lot with a 12,000 sq. ft. building. It is centrally located between Beverly Hills, Hollywood, Santa Monica and downtown Los Angeles. Approximately one-third of the facility’s building area is dedicated to The Pottery’s retail shop, while the remaining space is utilized as an indoor cannabis cultivation facility.

The Pottery strives to bring together cannabis enthusiasts from within their local community and create an environment that is a welcoming, energetic, and an inclusive. The Pottery delivers to a number of nearby cities including Santa Monica, Culver City and West Hollywood. The Pottery also holds a license for the distribution of cannabis goods which enables it to package the flower grown onsite.

2 East Bay Express (2021). Best of The East Bay 2021 – Reader’s Picks: Best Cannabis Delivery. Available at: https://eastbayexpress.com/readers-picks-cannabis/.

The applicable license for retail issued by the DCC is held by The Pottery Inc. (which became a wholly owned subsidiary of the Company in July 2022 when the Company acquired the remaining 50% equity interest), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
The Pottery Inc.	5042 Venice Blvd, Los Angeles, CA 90019	C11-0000389- LIC (DCC)	07/08/2023	Adult-Use & Medicinal – Retailer License

Farmacy Santa Ana

Farmacy Santa Ana, located at 1327 East St. Gertrude Place, Santa Ana, California, has been in operation since 2016.

The applicable license for retail issued by the DCC is held by Bud and Bloom, as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Bud and Bloom	1327 St. Gertrude Place E. Santa Ana, CA 92705	C10-0000044- LIC (DCC)	05/09/23	Adult-Use & Medicinal – Retailer License

Farmacy Isla Vista

Farmacy Isla Vista, located at 6555 Pardall Road, Isla Vista, California, is a retail store and cannabis dispensary, and represents the second and newest Farmacy storefront in Santa Barbara County. The dispensary is built to serve the needs of both recreational and medical cannabis consumers, providing curated quality products and expert staff.

The applicable license for retail issued by the DCC is held by Farmacy Isla Vista, LLC, as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Farmacy Isla Vista, LLC	6555 Pardall Road, Isla Vista, CA 93117	C10-0001190-LIC (DCC)	10/28/23	Adult-Use & Medicinal – Retailer License

NHC Dispensaries

The Company acquired three NHC dispensaries located in Grover Beach, Lemoore and Morro Bay, California, in September 2022.

The applicable licenses for retail issued by the DCC for each of the three locations is described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
Natural Healing Center, LLC	998 Huston Street, Grover Beach, CA 93433	C10-0000388-LIC	07/08/23	Adult-Use & Medicinal – Retailer License
NHC Lemoore, LLC	338 W D Street, Lemoore, CA 93245	C10-0000734-LIC	06/24/23	Adult-Use & Medicinal – Retailer License
NHC-MB LLC	495 Morro Bay Boulevard, Morro Bay, CA 93442	C10-0000797-LIC	03/31/24	Adult-Use & Medicinal – Retailer License

Farmacy Santa Ynez

Farmacy Santa Ynez, located at 3576 Madera Street, Santa Ynez, California, was opened on January 28, 2023.

The applicable license for retail issued by the DCC is held by SBDANK, LLC (a partially owned subsidiary of the Company), as described in the table below.

License Holder	Address	Permit/License No.	Expiration/ Renewal Date (MM/DD/YY)	License Type
SBDANK, LLC	3576 Madera Street, Santa Ynez, CA 93460	C10-0001124-LIC (DCC)	06/27/23	Adult-Use & Medicinal – Retailer License

Information Technology & Inventory Management

The Company has an information technology infrastructure that prioritizes security, compliance, business process support, customer-facing technology, operational systems, data insights, and business intelligence. The Company uses Microsoft Business Central with “Cannabis add on”, a third-party software platform, to serve as its inventory management system (“IMS”) and data warehouse. The Company’s IMS supports company-wide operations including wholesale sales and internal inventory transfer transactions, customer data management, production, inventory management, pricing, order management, accounting, finance and purchasing. The Company’s IMS also serves as a data warehouse, allowing for daily inventory management.

The Company also uses its IMS for weekly cycle counts and monthly full inventory counts. The Company’s IMS allows for comprehensive reporting on all stages of inventory within the Company. All personally identifiable information is required to be stored and maintained by the Company in compliance with the California Consumer Privacy Act.

The IMS system pushes information into California’s track and trace system (METRC).

The Company intends to continue to implement and use leading tools and technologies that allow it to support and promote growth in its business.

Banking & Processing

The Company and all of its operating entities have accounts with one or more Federal Deposit Insurance Corporation (“FDIC”) insured banks or banks insured by the National Credit Union Administration headquartered in the greater Los Angeles area. The Company selected one of its primary banks because it is a subsidiary of one of the largest banks in the United States, which is expected to be helpful as the Company scales its operations.

The Company currently accepts cash, debit cards and ACH for sales in the retail locations and cash for sales to direct-to- consumer customers. See “Cannabis Market Overview – Compliance with License Requirements – Retail and Distribution”.

Specialized Skills

The Company specializes in the cultivation, extraction, product development, manufacturing and distribution of cannabis products. The Company employs personnel with a wide range of skill sets, including those with masters’ and bachelors’ degrees in their respective fields. With respect to cultivation, the Company recruits individuals with plant science and agricultural experience, and personnel have the practical experience necessary to cultivate high yielding, multiple strain variety cannabis plants and to develop new cannabis strains through selective horticultural practices. With regard to extraction, the Company recruits individuals with extraction and distillation experience for its product lines, and personnel have the practical experience and knowledge necessary to process the raw, dried cannabis product through volatile extraction processes, thereby generating high yields of cannabis extracts and distillates. In addition, Company personnel have the practical experience and knowledge necessary to conduct secondary processing of cannabis biomass into crude cannabis oil, distillate, and concentrates, including shatter, wax and crystals, and to utilize the natural terpenes in cannabis to formulate premium vaporizer oils. Terpenes are the oils that give cannabis plants their smell. They come from the same components as THC and CBD.

With regard to product development and manufacturing, the Company recruits individuals with professional culinary education for edibles product development for its edibles division, and personnel have extensive experience in confectionary product development and manufacturing, particularly with regard to cannabis edibles, including chocolates, candies, cookies, gummies, beverages and tinctures.

With regard to sales and distribution, the Company recruits employees who retain a high degree of industry awareness and knowledge who can interface with dispensaries state-wide and introduce our products with the intention of retaining and potentially increasing shelf-space and the intention of maintaining or increasing market share. The Company’s sales and distribution teams are important conduits for collecting intelligence on consumer behavior and trends. Our distribution capabilities are critical to building trust with dispensaries that they will receive inventory on a timely and consistent basis.

The Company believes that it currently possesses all the specialized skills and knowledge it requires, but will continue to compete with other cannabis and manufacturing companies to secure and retain such staff.

Sources, Pricing and Availability of Raw Materials, Component Parts or Finished Products

The Company presently sources all flower feedstock for sale from its cultivation facilities. It has developed relationships with local cannabis growers whereby flower quantities are readily available at competitive prices should the sourcing need arise. The Company sources approximately 98% of its biomass needs in extraction from its cultivation facilities. Remaining biomass material is readily available from multiple third-party sources at competitive prices. The Company manufactures substantially all full spectrum cannabis oil needs from its internal extraction operations. A small amount of specialized cannabis oil is procured from multiple external sources at competitive prices. The Company manufactures all finished goods for its proprietary brands. Third party distributed brand product is sourced directly from third party partners.

Intangible Property

The Company has developed numerous proprietary technologies and processes. These proprietary technologies and processes constitute trade secrets and include its information system software, cultivation, edible manufacturing and extraction techniques, quality and compliance processes and new product development processes. While actively exploring the patentability of these techniques and processes, the Company relies on non-disclosure/confidentiality arrangements and trade secret protection. The Company has invested significant resources towards developing recognizable and unique brands consistent with premium companies in analogous industries. To date, the Company has eleven registered trademarks with the State of California, has one trademark registered and four applications pending with the United States Patent and Trademark Office.

The Company owns 109 domain names, including its website domain (http://www.glasshousebrands.com/), in addition to social media accounts across all major platforms. The Company maintains strict standards and operating procedures regarding its intellectual property, including the regular use of non-disclosure, confidentiality, and intellectual property assignment agreements.

Environmental

Although a number of environmental restrictions apply to the Company, they are of a general nature and often tied to limitations on land use and do not materially affect ongoing operations. The environmental regulations that do affect operations generally relate to natural resource use, such as water use permits, wastewater management, energy generation, and air pollution limitations. Although these regulations limit the scope of potential operations, such financial and operational obligations related to such regulations do not have a material impact on the Company’s financial position or operations as currently conducted.

Employees

As of December 31, 2022, the Company had 449 full-time employees and 5 contract personnel. The employees are distributed among several departments including manufacturing, cultivation, distribution and warehousing, quality assurance/control and compliance, sales, marketing, finance, accounting and administration. Additionally, the Company utilizes contract employees in security, cultivation, packaging and warehousing activities. The use of contract employees enables the Company to manage variable staffing needs and in the case of cultivation and security personnel, access to experienced, qualified and readily available human resources.

Competitive Conditions

As the Company is vertically integrated, it competes on multiple fronts, from manufacturing to retail to delivery, and experiences competition in each of these areas. From a retail perspective, the Company competes with other licensed retailers and delivery companies in the geographies where retail and delivery services are located. These other retailers range from small local operators to more significant operators with a presence throughout the State of California and other states in the United States. From a product perspective, the Company competes with other manufacturers of brands for shelf space in non-Company owned dispensaries throughout California. Similar to certain competitors in the retail space, the Company competes with manufacturers ranging in size from small local operators to significant operators with a larger presence. Indirectly, the Company competes with the illicit market, including many illegal dispensaries.

CANNABIS MARKET OVERVIEW

In accordance with the Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana- Related Activities of the Canadian Securities Administrators (“Staff Notice 51-352”), below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly or indirectly involved through its subsidiaries. In accordance with Staff Notice 51-352, the Company intends to evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended and made available to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licensing, business activities or operations are required by Staff Notice 51- 352 to be promptly disclosed by the Company.

The legalization and regulation of marijuana for medical and adult-use purposes is being implemented at the State level in the United States, and in California, at the State and local levels. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act of 1970 (the “Substances Act” or “CSA”), which lists cannabis as a Schedule 1 drug and renders cannabis use and, except in very limited circumstances, possession federally illegal. Although certain States and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the Substances Act. Although the Company’s activities are compliant with applicable United States State and local laws, strict compliance with State and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. The risk of federal enforcement and other risks associated with the Company’s business are described under “Risk Factors”.

The following table is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in Staff Notice 51-352 for issuers that currently have marijuana-related activities in U.S. States where such activity has been authorized within a State regulatory framework.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross-Reference
All Issuers with U.S. Marijuana- Related Activities	Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	- General Development of the Business - Description of the Business
Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.

- Legal and Regulatory Framework – United States Federal Overview

- Regulatory Framework – U.S. Federal Enforcement Priorities

- Risk Factors – The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Risk Factors – Service providers could suspend or withdraw service

- Risk Factors – While legal under applicable U.S. State law, the Company’s business activities are illegal under U.S. federal law

Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

- Cannabis Market Overview – Ability to Access Public and Private Capital

- Risk Factors – The Company may be subject to restricted access to banking in the United States and Canada

- Risk Factors – The Company’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations

	Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana related activities.	- Exposure to U.S. Marijuana Related Activities
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	- The Company has received and continues to receive legal input regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law in certain respects. The Company receives such input on an ongoing basis but does not have a formal legal opinion on such matters.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross-Reference
U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. States in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. State.

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework

- Legal and Regulatory Framework – Non- Compliance with State and Local Cannabis Laws

Discuss the issuer’s program for monitoring compliance with U.S. State law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. State law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licenses, business activities or operations.

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework

- Legal and Regulatory Framework – Non- Compliance with State and Local Cannabis Laws

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross-Reference
U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer's investee(s) operate.

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework

- California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework

- Legal and Regulatory Framework – Non- Compliance with State and Local Cannabis Laws

Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non- compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's license, business activities or operations.

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework

- Legal and Regulatory Framework – Non- Compliance with State and Local Cannabis Laws

- Risk Factors – California Regulatory Regime and Transfer and Grant of Licenses

U.S. Marijuana Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer's or investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

- Legal and Regulatory Framework – United States Federal Overview

- Legal and Regulatory Framework – U.S. Federal Enforcement Priorities

- Legal and Regulatory Framework – California State Level Overview

- Legal and Regulatory Framework – Compliance with State Regulatory Framework

- Legal and Regulatory Framework – Non- Compliance with State and Local Cannabis Laws

- Risk Factors – California Regulatory Regime and Transfer and Grant of Licenses

In accordance with Staff Notice 51-352, below is a discussion of the federal and State-level U.S. regulatory regimes in those jurisdictions where the Company is, directly or indirectly involved through its subsidiaries. The Company and its subsidiaries are directly engaged in the cultivation, manufacture, possession, use, sale and distribution of cannabis, and hold licenses in the adult-use and/or medicinal cannabis marketplace in the State of California. In accordance with Staff Notice 51-352, the Company will continue to evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. As noted under “Non-Compliance with State and Local Cannabis Laws” below, the Company intends to promptly remedy any known occurrences of non- compliance with applicable State and local cannabis rules and regulations, and the Company intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

See “Cannabis Market Overview – Neo Exchange Guidance Regarding Companies with U.S. Marijuana-Related Activities” below for a discussion on the Neo Exchange’s additional expectations for issuers with U.S. marijuana-related activities.

Neo Exchange Guidance Regarding Companies with U.S. Marijuana-Related Activities

Subject to satisfactory compliance with all listing requirements set out in the Neo Exchange Listing Manual and the additional items reflected below, the Neo Exchange currently does not have a policy prohibiting the listing of companies established and/or holding assets in the U.S. with marijuana-related activities, provided such activities are conducted in compliance with the current laws and regulations of a U.S. State where such activities are legal.

In addition to the listing requirements in the Neo Exchange Listing Manual, which include the standard requirements for timely and accurate disclosure as defined by the Canadian Securities Administrators and as further enhanced by their specific disclosure requirements set out in Staff Notice 51-352, the Neo Exchange expects issuers with U.S. marijuana-related activities, among other things, to: (i) undertake that they are respecting and will continue to respect, within the realm of their control, the U.S. DOJ (as defined below) marijuana enforcement priorities as they were defined in the now-rescinded Cole Memorandum (as defined below) (see “Cannabis Market Overview – Legal and Regulatory Framework – United States Federal Overview”); and (ii) undertake that they are neither importing nor exporting marijuana to or from the United States.

Exposure to U.S. Marijuana Related Activities

As of December 31, 2022, 100% of the Company’s business was directly derived from U.S. cannabis-related activities, based on the existing operations of the Company. As such, the Company’s balance sheet and operating statement exposure to U.S. cannabis related activities is 100%.

Use of Cannabis

Cannabis is generally the reference used for preparation of the leaves and flowering tops of the cannabis sativa plant, sometimes known as the hemp plant, which contains a number of pharmacologically-active properties (cannabinoids). It is used for its euphoric properties and can be considerably more potent depending on the mode of consumption, amount of cannabis consumed and the potency of such cannabis, and a variety of factors specific to the individual consumer.

Medical cannabis refers to the use of cannabis and its constituent cannabinoids, such as, without limitation, THC and CBD, as medical therapy to treat disease or alleviate symptoms. The cannabis plant has a history of medicinal use dating back thousands of years across many cultures, though there are few approved medical applications in the United States. The “medicinal” use of cannabis generally has the same meaning as use of cannabis for “medical” purposes.

Smoking cannabis is the most traditional form of ingestion and consists of smoking the dried flowers or leaves of the cannabis plant. Cannabis can be smoked through a pipe, rolled into a joint (or cigarette), or smoked using a water pipe (also known as a “bong”). Vaporizing involves using a vaporizer, which is a device that is able to extract the therapeutic ingredients in the cannabis plant material at a much lower temperature than required for burning. This allows user to inhale the active ingredients as a vapor instead of smoke.

Topical cannabis encompasses herbal medicines that are applied directly to the skin or muscles. They include lotions, salves, balms, tinctures, sprays, oils, and creams. Some patients report they are effective for skin conditions like psoriasis, joint diseases like rheumatoid arthritis, migraines, restless leg syndrome, some spasms, and everyday muscle stress and soreness. Unlike smoking, vaporizing or eating cannabis, topical products are generally non-psychoactive.

California Cannabis Market

Management believes that California is the most strategic base for post-prohibition (federally) expansion given its talent pool, wealth of brand and product expertise, mature consumer trends and agricultural conditions. It is management’s view that California has significant impact on global consumer trends, especially the consumer-packaged goods industry. California brands and retailers are often perceived as the “gold standard” influencing the global industry. With approximately 31 million adult residents and 279 million adult visitors annually, the California cannabis market grew to nearly $3 billion in annual spending in 2017, the largest market in the world. Annual legal cannabis spending in the State decreased to $2.5 billion in 2018, including as a direct result of burdensome regulations and taxes and recalcitrant or unprepared county and city authorities. Legal spending increased to $2.9 billion in 2019. California represents approximately 22% of the total 2025 U.S. cannabis market opportunity, and 16% of the estimated 2025 global recreational adult-use industry. According to BDS Analytics, the legalized California cannabis market is expected to reach $7.4 billion in 2025, more than 2.7 times larger than Florida, the next largest market in the United States.3

3 Arcview Market Research (2020). The State of Legal Cannabis Markets, 8th edition. Available at: https://research.arcviewgroup.com/solcm8/.

Legal and Regulatory Framework

United States Federal Overview

A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The U.S. Department of Justice (“DOJ”) defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The United States Food and Drug Administration (“FDA”) has not approved marijuana as a safe and effective drug for any indication.4

As of March 14, 2023, the medical use of cannabis has been legalized in 39 states and the District of Columbia. The recreational or adult-use of cannabis has been approved in DC and 21 states. Another 10 states have decriminalized its use. Public acceptance of cannabis continues to increase across the United States at a rapid pace. The sale and possession of both medical-use and adult-use cannabis is legal in the State of California.

Notwithstanding the permissive regulatory environment of medical and/or recreational cannabis at the State level, and the increasing number of States with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the Substances Act. On December 2, 2022, President Biden signed the Medical Marijuana and Cannabidiol Research Expansion Act, H.R. 8454 (“MCCREA”), into law, creating, among other things, a narrow pathway under the Substances Act for expanded research regarding medical marijuana and the development of cannabis-based, FDA-approved pharmaceuticals. MCCREA also requires federal agencies to report to Congress on the therapeutic and harmful effects of marijuana and on the barriers to future research. Industry stakeholders, however, generally agree that federal legalization remains unlikely in 2023. Over recent years, dozens of pieces of legislation have been introduced in the United States Congress that would legitimize the use and sale of cannabis at the federal level, including the “Marijuana Opportunity, Reinvestment, and Expungement (MORE) Act” that would remove marijuana from the Substances Act, and the “Strengthening the Tenth Amendment through Entrusting States (STATES) Act” that would lift the Substances Act’s restrictions on cannabis for individuals or corporations operating in compliance with State law. The MORE Act passed the House of Representatives in 2020 and 2022, but was not considered in the Senate. It is anticipated that the MORE Act will be reintroduced in 2023. The Cannabis Administrative and Opportunity Act (“CAOA”), the Senate’s comprehensive marijuana bill, is anticipated to be reintroduced in 2023. The bill is sponsored by Senate Majority Leader Chuck Schumer, Senator Cory Booker, and Senator Ron Wyden. This bill, similar to the MORE Act, would remove marijuana from the CSA and allow states to determine their own cannabis laws. However, there can be no assurances as to when any such bill will be reintroduced or pass, if any such bill will pass at all or if any such bill will be accepted and made law by the President. As a result, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use, or distribution of cannabis, remain illegal under United States federal law.

As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. On August 29, 2013, the U.S. DOJ attempted to address this inconsistency and to provide guidance to enforcement agencies when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States Attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical and recreational purposes.

4 United States Drug Enforcement Administration (2018). Drug Scheduling. Available at: https://www.dea.gov/drug-scheduling.

In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a prosecutorial priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

The Cole Memorandum outlined the following priorities for the U.S. DOJ relating to the prosecution of cannabis offenses:

•	Preventing the distribution of marijuana to minors;
•	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;
•	Preventing the diversion of marijuana from States where it is legal under State law in some form to other States;
•	Preventing State-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
•	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;
•	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
•	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and
•	Preventing marijuana possession or use on federal property.

While not legally binding, and merely prosecutorial guidance for U.S. Attorneys, the Cole Memorandum laid a framework for managing the tension between State and federal laws concerning State-regulated cannabis businesses.

In March 2017, then newly-appointed Attorney General Jeff Sessions, a long-time opponent of State-regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively. On January 4, 2018, the Cole Memorandum was rescinded by Attorney General Sessions. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation removed the U.S. DOJ’s guidance to U.S. Attorneys that State-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority.

In addition to the rescission of the Cole Memorandum, Attorney General Sessions issued a memorandum (the “Sessions Memorandum”) which confirmed the rescission of the Cole Memorandum on the basis that the prosecutorial guidelines therein were “unnecessary” given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the United States Attorneys’ Manual (“USAM”) and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution and the cumulative impact of particular crimes on the community.

While the Sessions Memorandum emphasizes that marijuana is a Schedule I controlled substance, and reiterates the statutory view that cannabis is a “dangerous drug and that marijuana activity is a serious crime,” it does not otherwise indicate that the prosecution of marijuana-related offenses is now a U.S. DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is in the hands of U.S. Attorneys in deciding whether or not to prosecute marijuana-related offenses; resultantly, it is uncertain how active U.S. federal prosecutors will be in relation to such activities. Dozens of U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of California.

Cannabis remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor the Sessions Memorandum has changed that fact. The federal government of the United States has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or recreational cannabis, even if State law sanctioned such sale and disbursement. From a purely legal perspective, the criminality of cannabis activities at the federal level today is identical to what it was on January 3, 2018 and it remains unclear whether the risk of enforcement has been altered. Attorney General Sessions resigned on November 7, 2018 and was later replaced by Attorney General William Barr. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not go after marijuana companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum (as defined below). Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

Current U.S. President Biden publicly stated during his campaign a policy goal to decriminalize possession of cannabis at the federal level. It is unclear how much of a priority decriminalization may be for President Biden’s administration. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021. Additionally, under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to accept any proceeds from cannabis sales or any other Schedule I narcotics. As a result, both U.S. and Canadian banks have been reluctant to transact with cannabis companies, due to the uncertain legal and regulatory framework characterizing the industry at present. There is a risk that banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. More specifically, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be prosecuted for money laundering or conspiracy. Despite these laws, in February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Treasury Department issued a memorandum (the “FinCEN Memorandum”) providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum, which is covered in more detail below, states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued (the “2014 Cole Memorandum”) to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Substances Act. The 2014 Cole Memorandum, unlike the FinCEN Memorandum, was rescinded by the Sessions Memorandum. To date, the FinCEN Memorandum has not been rescinded, and the then Treasury Secretary Steve Mnuchin publicly stated that the U.S. Treasury Department was not informed of Attorney General Sessions’ intent to rescind the Cole Memorandum and that there is no desire to rescind the FinCEN Memorandum.

While the Sessions Memorandum introduced further uncertainty and added to the State-federal divide concerning the legislation and prosecution of cannabis, the United States Congress has repeatedly enacted legislation to protect the medical marijuana industry from prosecution. The United States Congress has passed appropriations bills each year since 2014 that included a so-called “rider” provision (known then as the “Rohrabacher-Blumenauer Amendment”) which by its terms does not appropriate any federal funds to the U.S. DOJ for the prosecution of medical cannabis offenses of individuals who are in compliance with State medical cannabis laws. Subsequent to the issuance of the Sessions Memorandum on January 4, 2018, the United States Congress continued to include the Rohrabacher-Blumenauer Amendment in each subsequent omnibus appropriations bill for fiscal years 2018, 2019, 2020, 2021, and 2022, thus preserving the protections for the medical cannabis marketplace and its lawful participants from interference by the U.S. DOJ up and through the 2023 appropriations deadline of September 30, 2023.

Notably, the Amendment has always applied only to medical cannabis programs, and have no effect on pursuit of adult-use and recreational cannabis activities. There were numerous unsuccessful attempts by Congressional supporters of cannabis legalization to extend the protections afforded by the Rohrabacher-Blumenauer Amendment to recreational cannabis activities.

U.S. courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals are operating in strict compliance with State law. However, because this conduct continues to violate federal law, U.S. courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the Substances Act, any individual or business – even those that have fully complied with State law – could be prosecuted for violations of federal law. If Congress restores funding, the U.S. government will have the authority to prosecute individuals for violations of the law within the past five years under the Substances Act’s statute of limitations.

Prior to 2018, the cultivation of hemp in the U.S. was governed by (i) Section 7606 of the Agricultural Act of 2014, codified at U.S.C. Chapter 7, Section 5490 (the “2014 Farm Bill”) and (ii) applicable State law. Section 7606 allowed for the cultivation of industrial hemp for research purposes under State agricultural pilot programs. Although the 2014 Farm Bill expired on September 30, 2018, Section 7606 remained in place.

On December 20, 2018, the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”) became law. The law legalizes hemp as an agricultural commodity by removing hemp, its derivatives, cannabinoids, and extracts (including CBD and any part of the cannabis plant which contains 0.3% Delta-9 THC or less on a dry weight basis) from the list of controlled substances in the Substances Act.5 Each State can now develop a plan for the regulation of hemp production, which will be administered subject to the approval and oversight of the United States Department of Agriculture. On January 15, 2021, USDA published a final rule that provides regulations for the production of hemp in the United States and is effective on March 22, 2021. With the passage of the 2018 Farm Bill, hemp and its derivatives cultivated and produced in compliance with federal and state laws and regulations is now legal.

5 Specifically, the law defines “hemp” as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.”

However, cultivation is still subject to serious restrictions that, ultimately, may vary greatly between different jurisdictions. Further, the state of California regulates hemp and cannabis under materially different rules, and the Company no longer cultivates hemp.

Notwithstanding the comments made by Attorney General Garland, there is no guarantee that the current presidential administration will not change its stated policy regarding the low-priority enforcement of U.S. federal cannabis laws that conflict with State laws. The Biden administration and Congress could reverse course and decide to enforce U.S. federal cannabis laws vigorously.

An additional challenge to marijuana-related businesses is that the provisions of the United States Internal Revenue Code (“Code”) (specifically, section 280E thereof) are being applied by the U.S. Internal Revenue Service (“IRS”) to businesses trafficking Scheduled 1 controlled substances under the CSA including businesses operating in the medical and adult-use marijuana industry. Section 280E of the Code prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective U.S. federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

U.S. Federal Enforcement Priorities

For the reasons set forth above, the Company, and any future investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S. or any other jurisdiction. See “Risk Factors”.

Changes in government policy or public opinion can significantly influence the regulation of the cannabis industry in Canada, the United States and elsewhere. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize cannabis, thereby limiting the number of new State jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations. See “Risk Factors”.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from criminal charges or civil proceedings conducted by either the U.S. federal government or private citizens (who have the right to seek private relief for the Company’s “aiding and abetting” activities that violate U.S. federal law), including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including on its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the U.S., the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity, or the market price of its publicly-traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors”.

California State Level Review

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act (“CUA”). This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as Medical Cannabis Regulation and Safety Act (“MCRSA”). MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult use marijuana program for adult use 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medical and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of comprehensive regulations to govern medical and adult use licensing regime for cannabis businesses in the State of California. MAUCRSA went into effect on January 1, 2018. The California Bureau of Cannabis Control (“BCC”), the California Department of Food and Agriculture (“CDFA”), the California Department of Public Health – Manufactured Cannabis Safety Branch (“CDPH”), and the California Department of Tax and Fee Administration (“CDTFA”) all have some degree of regulatory responsibility for marijuana operations. MAUCRSA became effective on January 1, 2018.

From January 2018 through mid-2021, three different state programs licensed and regulated cannabis businesses: BCC, CDFA, and CDPH. In July 2021, the DCC was established by consolidating the three former state cannabis authorities, BCC, CDFA, and CDPH. The DCC released consolidated regulations in September 2021 aimed at:

•	Creating a single point of contact for licensees, local governments and other stakeholders
•	Simplifying and centralize licensing and regulatory oversight
•	Supporting businesses to be successful and compliant with state law

•	Improving enforcement coordination.

In July 2019, California enacted A.B. 97. In relevant part, this bill authorizes licensing authorities to issue citations and fines to a licensee or an unlicensed person who violates MAUCRSA. The maximum fine is $5,000 per violation for licensees and $30,000 per violation for unlicensed persons. Each day of a violation constitutes a separate violation. A.B. 97 also repeals a prior requirement that an applicant for a provisional license first hold a temporary license. The bill also requires applicants for provisional licenses to submit evidence of compliance with the California Environmental Quality Act (“CEQA”), limits the validity of a provisional license to 12 months with subsequent renewals as-approved by the relevant licensing authority, and allows licensing authorities to revoke provisional licenses for failing to diligently pursue final licensure. Finally, the bill requires the CDPH to establish a certification program for manufactured cannabis products comparable to the National Organic Program and the California Organic Food and Farming Act. In October 2019, California enacted A.B. 1529. This bill mandates that all cannabis vaping cartridges and cannabis vaporizers must include a universal symbol identifying the product as a vaping product.

In recent years, California has continued to pass legislation impacting the state’s cannabis industry. In 2021, California passed AB 141 and SB 160, which together will, among other changes, operate to bring an end to DCC-issued provisional licenses by January 1, 2026. These state laws also clarify state-level CEQA compliance deadlines for all license types, and addresses the transition to “Large” type cultivation licenses. In September 2022, Governor Newsom signed into law SB 1326, which creates a process for California to enter into agreements with other states to allow cannabis transactions with entities outside California—though the Company notes that this legislation is considered highly experimental as it is predicted on inter-state cannabis transactions being U.S. federally legal, and industry stakeholders tend to view the framework established by this bill as theoretical. SB 1186, also signed into state law, pre-empts local bans on medicinal cannabis delivery, expanding patients’ access to legal, regulated cannabis products. Various additional bills were passed in 2022 regarding cannabis packaging, labeling, advertisement, and marketing.

In order to legally operate a medical or adult use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with cannabis licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to outright ban licensed commercial cannabis activity.

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of California. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to the Regulatory Environment – U.S. federal law and enforcement pertaining to cannabis and hemp” and “Risk Factors – Risks Related to the Regulatory Environment – Risks related to heightened scrutiny by regulatory authorities”.

California Licenses and Regulations

In California, State and most local medical and adult use cannabis business licenses are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by DCC. While State-level renewals are annual, there currently is no limit to the number of renewals a licensee may obtain. Assuming requisite renewal fees are paid, renewal applications are submitted in a complete and timely manner, the establishment has not been cited for material violations, renewal applicants can anticipate approval in the ordinary course of business. However, any unexpected denials, delays or costs associated with a licensing renewal could impede planned operations and may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Beginning June 30, 2022, the DCC no longer issued provisional licenses to general applicants. For equity applicants, the deadline is extended for one year, ending June 30, 2023.All provisional licenses will be phased out, and required to be replaced with annual licenses, by January 1, 2026.

Retail

The DCC is responsible for licensing and regulating cannabis retailers in California. Adult use retailer licenses permit the sale of cannabis and cannabis products to any individual age 21 years of age or older who do not possess a physician’s recommendation. Thus, should a Company subsidiary be awarded an adult-use license, it will be authorized to sell cannabis and cannabis products to adults over the age of 21 subject to customer presentation of a valid government-issued photo ID. As with all state-legal marijuana programs, only cannabis grown in California can be sold in California and retail licensees may only sell cannabis products procured from a duly licensed distributor or licensed microbusiness authorized to engage in distribution. All cannabis products are subject to appropriate laboratory testing, packaging, labeling, and tracking requirements. Upon receipt, licensed retailers must confirm cannabis products have not expired, are properly packaged and bear batch numbers which correspond with tracking and laboratory analysis documentation. Cannabis and cannabis products may only be displayed for inspection and sale on the sales floor of the facility, and may only be removed from packaging for customer inspection if placed in a proper container provided by the licensee and not readily accessible without the assistance of licensee staff (who must remain with the customer throughout such inspection). Any cannabis product displayed or inspected in this manner must be destroyed following inspection or when no longer being using for display purposes and may not be sold or consumed. Retailers may only provide free cannabis products under certain, very limited circumstances and may not sell other goods, with the exception of cannabis accessories and branded merchandise.

Medicinal retailer licenses permit the sale of medicinal cannabis and cannabis products for use pursuant to the CUA, found at Section 11362.5 of the Health and Safety Code, by a medicinal cannabis patient in California who is at least 18 years of age who possesses a valid physician’s recommendation. Only certified physicians may provide medicinal cannabis recommendations.

Distribution

The DCC is responsible for licensing and regulating cannabis distributors in California. Cannabis distribution licenses permit the licensee to transport cannabis goods between licensees, arrange for testing of cannabis goods, and conduct the quality assurance review of cannabis goods to ensure compliance with all packaging and labeling requirements. A licensed cannabis distributor may only distribute cannabis goods, cannabis accessories and licensees’ branded merchandise or promotional materials.

Manufacturing

The DCC is responsible for licensing and regulating cannabis manufacturers and for establishing statewide standards for packaging and labeling of cannabis and cannabis products. A cannabis manufacturer is anyone who makes or packages a prepared cannabis product, including edibles, topicals, tinctures, extracts, vape cartridges, capsules and more. Cannabis manufacturers can also package flower and roll and package pre-rolls on their licensed premises. Manufacturing licenses are issued based on the type of manufacturing operations to be conducted on the licensed premises. License types include extraction (using volatile and nonvolatile solvents), infusion, packaging and labeling, and shared-use facilities.

Cultivation

The DCC is responsible for licensing and regulating cannabis cultivators, nurseries and processors. The DCC is authorized to issue 16 different types of cannabis cultivation licenses, depending on the type of cultivation (outdoor, indoor, mixed-light) and the size (small, medium, large). The DCC also issues licenses to nurseries and processors.

Reporting Requirements

The DCC manages the California Cannabis Track-and-Trace system (“CT&T”), which tracks all commercial cannabis and cannabis products. The state of California has selected Franwell Inc.’s METRC solution (“METRC”) as the CT&T system used to track commercial cannabis activity and movement along the legal supply chain. While METRC is interoperable with other third-party systems via application programming interface, only licensees have access to METRC itself.

Operating Procedure Requirements

Licensing applicants must submit to the DCC and maintain certain standard operating procedures (“SOPs”) describing how the operator will, among other requirements, secure the facility, manage inventory, comply with seed-to-sale requirements, dispense cannabis, and handle waste. Licensees must provide their employees with SOP training and, in certain instances, seek written approval from governing regulating bodies before materially changing their SOPs.

Site-Visits & Inspections

The DCC and its authorized representatives have broad authority, with or without notice, to inspect licensed cannabis operations, including premises, facilitates, equipment, books and records (which may be copied, and such copies retained), and cannabis products. Failure to grant representatives from the DCC full and immediate access to facilities, property, and premises, and to cooperate with inspections and investigations may result in disciplinary action. Laws and regulations enacted by many local jurisdictions grant local cannabis governing bodies and law enforcement agencies similar inspection authority.

Storage and Security

To ensure the safety and security of cannabis facilities and operations, the DCC requires licensees to implement certain storage and security measures, including without limitation to:

1.	Maintain a fully operational security alarm system;

2.	Contract for security alarm services;

3.	Maintain a video surveillance system that records continuously 24 hours a day;

4.	Ensure adequate lighting is installed and maintained on and about licensed facilities;

5.	Only transact business during authorized hours of operations;

6.	Store cannabis and cannabis product only in areas identified for such purposes on drawings submitted to and approved by the State in connection with licensing;

7.	Store all cannabis and cannabis products in a secured, locked room or a vault;

8.	Report to DCC and local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and

9.	To the extent applicable based on a licensee’s authorized scope of operations, ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a transportation manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered with the DCC, that meet DCC distribution requirements, are to be used to transport cannabis and cannabis products for wholesale distribution.

In addition to DCC storage and security requirements, local jurisdictions may have additional storage and security requirements. Such requirements, to the extent they exist, may vary from one locality to another.

California Home Delivery Requirements

California law allows certain licensed retailers to deliver cannabis to adult customers at any private address within the state, including within those jurisdictions that have land use and zoning ordinances prohibiting the establishment of commercial cannabis businesses. In 2019, at least 25 local jurisdictions where cannabis sales are banned sued the state, seeking to overturn the rule allowing home deliveries statewide. On November 17, 2020, the court issued an order dismissing the suit (for lack of ripeness) and upholding the underlying DCC regulation allowing licensed cannabis delivery companies to offer services throughout the state. The court, however, affirmed that local jurisdictions can forbid such operations, though enforcement of any local ban remains with local governments. To the knowledge of management, there have been no significant enforcement efforts mounted by local governments.

The State of California requires the satisfaction of various regulatory compliance obligations in order to operate a cannabis delivery service. The cannabis license that permits the operation of a storefront dispensary in the State of California (also referred to as a retail license) currently permits that entity to also establish a delivery operation. If an entity does not wish to set up and operate a storefront dispensary location at which it can sell products to customers in person, California has established a separate license which allows for a retail delivery operation (also referred to as a non-storefront retail license). California regulations regarding the delivery of cannabis products include the following requirements:

1.	All deliveries of cannabis goods must be performed by a delivery employee (at least 21 years of age) who is directly employed by a licensed retailer.

2.	All deliveries of cannabis goods must be made in person.

3.	Prior to providing cannabis goods to a delivery customer, a delivery employee must confirm the identity and age of the delivery customer (as is required if such customer was purchasing the product in the physical dispensary) and ensure that all cannabis goods sold comply with the regulatory requirements.

4.	A licensed cannabis entity is permitted to contract with a third-party service that provides a technology platform to facilitate the sale and delivery of cannabis goods, in accordance with all of the following: (1) the licensed cannabis entity does not allow for delivery of cannabis goods by the technology platform service provider; (2) the licensed entity does not share in the profits of the sale of cannabis goods with the technology platform service provider, or otherwise provide for a percentage or portion of the cannabis goods sales to the technology platform service provider; (3) the licensed cannabis entity does not advertise or market cannabis goods in conjunction with the technology platform service provider, outside of the technology platform, and ensures that the technology platform service provider does not use the licensed cannabis entity’s license number or legal business name on any advertisement or marketing that primarily promotes the services of the technology platform; and (4) provides various disclosures to customers about the source of the delivered cannabis goods.

5.	Cannabis may only be delivered to a physical address but cannot be delivered to an address located on publicly owned land or an address on land or in a building leased by a public agency, and the delivery cannot be to a location outside of the state of California.

6.	The delivery operations must satisfy any local jurisdiction requirements for the delivery of cannabis products.

7.	A delivery employee is not permitted to carry cannabis goods in the delivery vehicle with a value in excess of $5,000 at any time.

8.	The delivery vehicle and its use must satisfy certain regulatory requirements such as continuous and dedicated GPS, use of locked containment units for the cannabis products, and unmarked vehicles.

The Company understands that the Company is in compliance with the laws of the State of California and the related cannabis licensing framework. To the Company’s knowledge, there are no current incidences of non-compliance, citations or notices of violation which are outstanding which may have an impact on the Company’s licenses, business activities or operations in the State of California. Notwithstanding the foregoing, like most businesses, the Company may from time to time experience incidences of non-compliance with applicable rules and regulations in the states in which the Company operates, including the State of California, and such non-compliance may have an impact on the Company’s licenses, business activities or operations in the applicable state. However, the Company, takes steps to minimize, disclose and remedy all incidences of non-compliance which may have an impact on the Company’s licenses, business activities or operations in all states in which the Company operates, including the State of California. See “Legal and Regulatory Framework – Compliance”.

Compliance with License Requirements

The Company currently has cannabis cultivation, manufacturing, distribution, retail, and delivery operations in the State of California and is, to Company’s knowledge, in material compliance with applicable State licensing requirements and the California cannabis regulatory framework. The Company maintains the appropriate licenses for its California cultivation, manufacturing, distribution, retail and delivery operations, as applicable.

The licenses of the Company and its subsidiaries are independently issued for each approved activity for use at the Company’s facilities in California. License renewal applications are submitted in accordance with the guidelines published by local cannabis regulators, the California Department of Cannabis Control. The Company has a strong track record of maintaining its licenses in good standing.

The Company has developed and implemented a compliance program designed to achieve its strategic business goals. This compliance program integrates external regulations and requirements with internal procedures and rules to effectively outline the employee duties and standards of work. The Company has implemented policies and procedures to seek to ensure compliance with applicable laws and regulations.

In additions, the Company employs individuals dedicated to monitoring California law and local regulations for changes and update regularly. Further, the Company has contracts with external consultants, attorneys, and external advisors that regularly assist in the monitoring, notification, and interpretation of any changes.

The Company conducts quarterly internal audits to monitor compliance with regulations and to identify the areas for improvement.

Cultivation Operations Compliance

The Company’s onsite operations maintain compliance by merging compliant operations into day to day activity. Onsite staff is trained on compliance matters and is required to operate in accordance with SOPs that have merged compliance functions with daily operational activity necessary to propagate, cultivate, harvest, and cure cannabis.

Onsite staff are required to understand and adhere to compliance requirements related to cultivation. Cultivation operations include the following departments, each of which has a manager or supervisor responsible for maintaining regulatory compliance, updating the SOPs, confirming with compliance department managers any changes to operations or the premises, and reporting, both within their chain of command but also, in many cases, into systems or reporting chains in compliance and finance.

The departments that have material compliance obligations with respect to the Company cultivation operations include:

•	propagation;
•	integrated pest management;
•	general cultivation;
•	track and trace;
•	inventory control;
•	facilities; and
•	operations.

Facilities, in conjunction with compliance staff, designate and maintain premises diagram information, including lighting plans and implementation, and canopy areas. Canopy areas are marked using easily identifiable ribbon lines and attaching the relevant licenses to such contiguous canopy spaces. General cultivation staff are aware of the canopy limitations and are required to ensure that all cultivation is kept within canopy boundaries.

The track and trace team is led by a Track and Trace Manager that ensures strict compliance with CT&T and includes four additional staff who manage compliance with respect to track and trace operations, including requesting unique identifiers (“UIDs”), tagging immature plant lots, upon moving immature plants to mature plant growth area tagging such plants with new UIDs, assisting in harvesting measurement and data input in conjunction with various cultivation team members.

The track and trace team members have each completed training to enter the cultivation licenses daily track and trace activities in the METRC system. The Track and Trace Manager oversees all data entry to seek to ensure accuracy and perform corrections within 24 hours of identified data entries. The Track and Trace Manager is also responsible for general track and trace compliance reconciliation, record storage, cross-functional reporting, and notifying the DCC in the event of any outage that keeps the account offline and are required to maintain a record of track and trace activities which occurred while offline.

The propagation team is responsible for initiating a transfer from nursery licensed areas to mature plant licensed areas. The propagation issues an external transfer sheet containing the UIDs and quantities of plant batches and licensed destination to the track and trace team. Upon receiving a transfer sheet, the track and trace team enters the information into the METRC system, producing a manifest to initiate the movement of plants from the nursery to the Small Mixed Tier 1 licensed areas.

The processing team led by the Processing Manager is responsible for oversight of the harvesting and processing of all cannabis batches. This includes working with the track and trace team to in providing the required harvest information, including for each plant and UID the wet weight and waste weight (such waste is required to be processed in accordance with the applicable guidelines).

The track and trace team works with Inventory Managers to maintain accurate inventory records and update weights after drying and curing processes. A certified scale is used to weigh the total dry weight of a harvested batch as soon as the drying phase is completed, typically after approximately 10 days from harvest. This total dry weight is recorded prior to any processing activity. The total dry weight is then reconciled upon completion of processing the harvest batch by comparing final product and waste weights.

In addition to the general cultivation operations track and trace teams are responsible, along with inventory team members, for issuing manifests for nursery transfers onsite, transfer of cannabis offsite, and any other inbound or outbound cannabis goods processing as well as general inventory management and information collection at the required times and processes. In order to seek to ensure accuracy, a cycle count schedule is in place at each cultivation facility to accomplish a 30-day reconciliation of all cannabis plant and processed inventory.

Senior Cultivation Managers are responsible for drafting and updating an IPM plan in conjunction with compliance staff. The IPM plan includes any county-imposed limitations, legal limitations, and label guidelines for application. In addition, the Company imposes its own strict guidelines on the use of active ingredient products and categorically excludes certain product classes.

The Company’s indoor cultivation operation at The Pottery is a relatively small scale grow in comparison to the Company’s greenhouse operations. The indoor grow operates with a Specialty Indoor license. This license is regulated by a maximum of 5,000 sq. ft. of canopy space which suits the premises as the physical design as constructed is just under 5,000 square feet.

Additional regulatory requirements for this license type, such as weighmaster licenses and local permits, are maintained by The Pottery’s Cultivation Manager with assistance from third party advisors.

Required record retention for cultivation licenses is generally as follows:

•	Financial records: The cultivation managers send copies of all receipts & invoices (cash & card) to the Company’s accounting team. Onsite copies are kept in a filing cabinet at The Pottery cultivation by Cultivation Managers.
•	Personnel records: The Company’s human resources department keeps all employee files stored in office.
•	Disposal records: The cultivation management maintains a binder with all waste manifests/invoices/destruction certificates.

The compliance department is generally responsible for maintaining licenses in good standing, including ancillary cultivation licenses such as weighmasters licenses, State Water Resources Control Board licenses and disclosures, and maintaining information on the Company’s ability to meet license obligations. The responsibility includes maintaining accurate state level licenses and amending and updating such licenses and related license information, such as the premises diagrams, when required.

The Company’s compliance and licensing team is responsible for audits of onsite activities, implementing reporting guidelines, and acting as a resource to onsite team members. The compliance team calendars license renewals and other regulatory deadlines and submits, or approves the submission through contractors, of all documents to cannabis regulators. The compliance/licensing manager is responsible for preparing and submitting license renewals prior to expiration of both cannabis and other regulatory licenses, for example, State Water Resources Control Board licenses and waivers, weighmasters certificates and local permits.

The Company has a robust financial reporting and compliance system in place. Financial reporting is reconciled against METRC reporting for maintenance of accuracy and prevention of loss. The cultivation business units are led by a Cultivation Controller who reports to the Corporate Controller who in turn reports to the Company’s Chief Financial Officer. In conjunction with operations staff, the finance team provides for the payment of local cannabis taxes, California cultivation and excise taxes and the tracking of outbound and inbound products transfers.

The finance team is also responsible for maintaining records relating to financial interest holders, tax payments, contracts and transaction records which are produced as needed for regulatory review.

Manufacturing Operations Compliance

Under applicable State regulatory requirements, licensed cannabis manufacturers are required to establish a security plan to include measures preventing access to the premises by unauthorized persons and to protect physical safety of employees and to install a security alarm system designed to prevent theft or loss.

The Company seeks to comply with such security requirements through the following policies and procedures:

Security and Security Plans

Security management: The Security Manager, in coordination with managers and security advisors, is responsible for the development, upkeep, and adherence to a security plan.

Security training: All employees receive adequate security training which includes (i) the proper use of security measures and controls for the prevention of diversion, theft, or loss of cannabis or cannabis products, (ii) procedures and instructions for responding to an emergency, and (iii) education of department managers, who are responsible for the ongoing security training in daily operations. Employees are required to report any suspicious activity or security concerns to their supervisor immediately or security officer on duty immediately.

Personnel security: Each person working is supplied with a unique identification code to document entry and egress. This is accomplished with the use of a credentialed fob device that is controlled by the Security Manager. Security codes and fobs are kept secure and inaccessible to any unauthorized person. The Human Resources Manager maintains personnel records (separate from payroll records) to be kept for seven (7) year for each employee The Human Resources Manager is assigned responsibility for personnel policy and procedure documentation, maintenance, implementation, and training.

Security access: Each person employed is supplied with a unique identification code contained in a credentialed fob device for access. Visitors, including outside vendors and consultants, must obtain a visitor identification badge prior to entering an enclosed locked area and will be escorted and monitored by a Manufacturing Manager.

Theft or diversion: Any incident involving theft or diversion will be reported to the City of Lompoc and the Lompoc Police Department as soon as practical but within 24 hours. Any theft in excess of $250 in retail value of cannabis plant materials, extract, cannabis-infused product, or other item containing cannabis shall be reported to the Lompoc Police Department and the City of Lompoc in writing within 24 hours of the theft.

Facility security: Consists of four primary systems: (i) contracted physical security, including 24 hour onsite armed security; (ii) CCTV 24-7 recording; (iii) manual code access doors equipped with ID card readers; and (iv) intrusion alarms.

Quality Control Program

Each cannabis manufacturing licensee is responsible for implementing a quality control program to ensure that cannabis products are not adulterated or misbranded. The quality control program includes quality control operations for all of the following:

•	The grounds, building, and manufacturing premises: This is accomplished by the Company’s Manufacturing Facilities Manager and staff following internal SOPs to maintain the manufacturing premises so that they remain in a clean condition, free from any contamination or potential disturbance to the quality and safety of products on site.

•	Equipment and utensils: The Company’s manufacturing team has established procedures for validating that all equipment and machinery is in compliance with design specification, including built as designed with proper materials, capacity, and functions, in addition to properly connected and calibrated. The Equipment Production Supervisor oversees that team performs a visual inspection, looks for any contaminants, foreign objects, or quality issues with the equipment, supplies, raw materials or the facility. If a quality control issue is discovered when performing a visual inspection, staff must immediately notify the Manager on duty so that batch is remediated before further processing. The manufacturing team establish that operating ranges are shown to be capable of being held as long as necessary during routine productions and have a schedule for routine re-verification of all equipment and machinery.

•	Personnel: The Company’s manufacturing team seeks to ensure that all cannabis and cannabis products are processed, manufactured, packaged, labeled, handled, and stored in a safe and sanitary manner and seeks to ensure that the identity, strength, quality, and purity of cannabis and cannabis products are maintained. All employees working in direct contact with cannabis must conform to hygienic practices.

•	Cannabis product components: All production materials, packaging components, labeling, and other supplies must be physically inspected and stored under quarantine until they are sampled, if necessary, and released for use. All containers are inspected for appropriate labeling as to contents, container damage, or broken seals and contamination.

•	Shipment inspection: Shipments unloaded from carriers are inspected for physical damage. If there is slight or moderate physical damage, the material will be more closely inspected. If any consequential damage is found, the material in question will not be permitted into the facility and the Inventory Manager will be immediately notified. The Inventory Manager and/or a Quality Assurance Specialist will make the decision to either accept or return the material. Any damaged material, which cannot be left on the truck, will be brought to the quarantine area and clearly marked as “DAMAGED” or “REJECTED”.

Manufacturing Processes and Procedures

The Company’s manufacturing operations have organized their processes and procedures by outlining each process that occurs in designated areas in the following order:

•	Pre-processing/preparation area: This area is used for preparing the raw plant material. Mechanical homogenizers are used to grind the material to a uniform size. Large, super-low temperature freezers are used for storage. After preparation, material is brought to the extraction room.

•	Extraction room: Non-volatile or volatile extraction is completed in the designated “extraction room” by an original equipment manufacturing-trained and certified technician. After the initial extraction is completed, the product can move into the designated area for post-production and refinement.

•	Post-processing/refinement lab: This room houses solvent reclamation equipment, hazardous/flammable material storage, vacuum ovens, vacuum pumps, small benchtop chillers, water heaters, heating mantels, distillation apparati, etc. The area meets U.S. National Fire Protection Association criteria for class 1B flammable liquids and vapors. All product completed in this section of the facility is deemed safe for handling by the QA Specialist before entering the Packaging Area. When products reach the end of their refinement cycle and pass quality control sampling/testing, they are be moved to the designated finished product area.

•	Commercial food processing/“kitchen”: The area referred to as the food processing facility or “kitchen” is utilized to infuse active cannabis ingredients into consumable goods. All employees working in this area have sufficient training in Hazard Analysis Critical Control Point training and are “Serv Safe” certified. All food products are stored according to their perishability in a clean and efficacious work environment for the purpose of food processing.

•	Packaging/labeling area: Finished products are moved to this area, and products still in need of formulation go to the “formulation and filling room,” where the various derivative products are volumetrically packaged and labeled by way of automated or manual robotic filling machines, then returned to this area. All product prior to being packaged and labeled undergoes a quality assessment to seek to ensure product is free of debris. An enhanced visual inspection and an olfaction inspection may be performed at this time. A log is compiled by every employee delineating employee number, product batch code, date and net batch weight. When a product has been counted and logged, the items are moved to the “secured product storage vault” and locked until further distribution.

•	Formulation and filling room: This area is considered a clean room to create “nutraceutical style” products and can be used as a clean area for future work. Products to be volumetrically filled and formulated primarily consist of vape devices and topical products and tinctures.

•	Secured product storage vault: This area is the most secure space in the facility, surrounded by a U.S. Drug Enforcement Agency-style “cage” comprised of anchored rod iron and Kevlar/steel inserts within the drywall. This area is tightly climate-controlled to seek to ensure hazard controls for any consumable products that are at risk for food-borne bacteria.

•	Testing: All cannabis received is tested for contaminants and cannabinoid and terpenoid profile, though testing of cannabis that will undergo further processing before sale is not required by State law or regulation. In lieu of initiated testing with an independent testing laboratory, a lot specific report or Certificate of Analysis may be accepted from the supplier of the cannabis provided the results are reported by an independent testing laboratory that is licensed by the State of California. The Quality Assurance department establishes the reliability of the supplier’s analyses through confirmation of the supplier’s test results at appropriate intervals.

Inventory Control

The Company has a written inventory control plan capable of tracking the location and disposition of all cannabis and cannabis products at its licensed premises. The Inventory Control Manager follows the internal Inventory Tracking SOP and oversees that the inventory team reports all tracking of inventory items accurately.

In addition, the Company reconciles the on-hand inventory of cannabis and cannabis products at its licensed premises with the records in the track-and-trace database at least once every 30 calendar days. The Inventory Control Manager and team produce a 30-day inventory reconciliation for all inventory in the track and trace system. This is overseen by the Operations Coordinator who reports to the Plant Manager.

Retail and Distribution

Each of the Company’s retail locations is managed by a General Manager who is responsible for maintaining compliant operations. CT&T obligations are handled by the inventory and compliance team whose duties include receiving inbound cannabis products, checking the products against the manifest, accepting or rejecting products and updating the track and trace database when accepted, destruction of product, processing returns, compliance training and inventory reconciliation. At the time of delivery, the receiving employee is charged with examining the product packaging to seek to ensure that it meets all of the packaging and labeling requirements.

The track and trace system, METRC, is only one of multiple data sets used to manage, track, reconcile, and reduce loss of inventory. The Company also enters all inventory into its general inventory management system, by porting METRC tags through the Company’s enterprise resource planning software. Each dispensary has its own assigned tags. METRC manifests, tags, certificates of analysis, inventory reconciliations, and invoices are kept for records retention. Manifests are required to be kept for seven (7) years.

The inventory and compliance team reviews and fully assesses all on-hand inventory every 30 days and cross- references to the general inventory database.

Safety and security measures are an integral part of each floorplan. Licensed premises are designed to control customer flow and prohibit unauthorized entry to limited-access areas. Limited-access areas include spaces utilized to secure, store, transfer, or receive cash, salable goods, records and surveillance equipment (excluding the sales floor). These areas are accessible only to authorized individuals; authorization is granted by necessity of job function. Additionally:

•	no one under age 21 may enter a limited-access area;
•	only authorized individuals are permitted entry to a limited-access area, which may include:
	o	employees;
	o	outside vendors;
	o	contractors; or
	o	anyone doing business that requires access to the limited-access area;
•	authorized individuals who are not employees must:
	o	be accompanied by an employee at all time;
	o	have their visits recorded in a log (including date, time, name, purpose of visit, areas visited, employee escort name; logs are retained in compliance with State record keeping requirements and available to licensing agencies and authorities upon request); and
•	only employees and contractors are permitted on site outside of retail store hours.

Employees are required to display a laminated identification badge. Visitors are provided a visitors badge. To enter each retail licensed area, a customer is required to present a valid government issued photo ID.

Each Company retail licensee location has specific access controls related to both inventory and cash management. Cash is secured in specialized vaults as a safety measure against robbery and is regularly deposited.

When transporting cash, each Company retail store is required to comply with all DCC regulations, security protocols and internal best business practices defined by the retail finance team in all transportation of cash. Armored car transportation is the preferred method of transportation. This service in combination with retail security protocols are designed to safeguard all transportation of cash to and from the specific site.

There are several specific controls related to general retail merchandising, that include limits on customer interactions with samples, product display, and purchasing requirements. Store merchandising is directed and approved by the VP of Retail and implemented by store General Managers and designees. Changes to merchandising are reviewed for any compliance issues, and, where appropriate, proposed changes are reviewed by the corporate compliance managers.

To purchase a cannabis product online, a customer is required to upload a valid California identification and a self-photo, both of which are electronically verified by retail employees. No online sales or home deliveries are made to individuals outside the State of California. On delivery, the Company’s delivery employee electronically scans the customer’s identification and utilizes mobile technology to process electronic payments and to upload data into the Company’s inventory management system.

Delivery operations must be conducted by an employee over the age of 21. A copy of the licensee’s license, the driver’s government identification, and the employee badge are required to be carried by the driver. At the time of delivery, the driver must confirm the age and identify of the customer in accordance with general retail customer data collection procedures.

Certain restrictions on where the delivery is allowed to occur include the requirement that it be to a physical address within California, cannot be to a school, youth center, or childcare center, and cannot be delivered to any public or United States land.

Retail delivery may only be accomplished by using an enclosed motor vehicle that cannot have markings that indicate that the vehicle might contain cannabis and no passengers or operators outside of employees of the licensee may be in the vehicle. The vehicle is required to have a GPS device owned by the licensee that records all locations traveled and stores such information for 90 days. The total value of goods that can be carried cannot exceed $5,000 at any time, or more than $3,000 in goods that do not have orders associated with them and the delivery driver cannot leave the licensed premises until a delivery order has been received.

Cannabis goods are kept in a lockable case (either combination or lock) that is secured to the inside of the vehicle.

Distributor obligations include separation of non-cannabis goods storage from cannabis goods, a requirement to store by batches of similar products and not store mixed product batches together. Batch labeling of products must occur and include, manufacturer or processor license number and information, date of entry into storage, UID for each batch, a description of the goods and the unit weight or batch weight and count (as accomplished by licensed weighing devices and personnel), and the best by or any expiration dates.

Batch testing is accomplished by licensed laboratories who take samples while products are held. Testing operations, including those accomplished while the goods are held, are highly regulated. A Company employee must be present when sampling occurs. The sampling process must be on video with the batch number identified on video and the recording maintained for 90 days. Chain of custody records for anyone possessing and moving the sample are required.

All cannabis goods transported by distribution require a manifest in the track and trace system prior to shipment, the information required includes: testing and sampling data, sale of goods, destruction or disposal of goods, description of goods and weight and count of goods. Prior to shipment the manifest must be sent to the purchaser or transferee and the DCC. The receiving licensee is required to check the manifest and reject any non-conforming goods or goods not on the manifest.

While the Company is compliant with State and local cannabis laws, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Non-Compliance with State and Local Cannabis Laws

From time to time, as with all businesses and all rules, it is anticipated that the Company may experience incidences of non-compliance with applicable rules and regulations, which may include minor matters such as:

•	staying open slightly too late due to an excess of customers at stated closing time;
•	minor inventory discrepancies with regulatory reporting software;
•	missing fields in regulatory reports;
•	cleaning schedules not available on display;
•	educational materials and/or interpreter services not available in an sufficient number of languages;
•	updated staffing plan not immediately available on site;
•	improper illumination of external signage;
•	cannabis infused product utensils improperly stored;
•	labels out of compliance with most recent regulatory guidelines;
•	out-of-date or non-compliant documents in the license record which must be updated or further developed;
•	insufficient disclosures made on the Company’s good-faith interpretation of the applicable rules and regulations;
•	delayed or remedial measures to report or correct reporting related to regulatory “Owners” or “Financial interest holders” of the Company;
•	partial obstruction of camera views; and
•	onsite surveillance room used for any other function (i.e., storage).

In addition, either on an inspection basis or in response to complaints, such as from neighbors, customers or former employees, State or local regulators may among other things issue “show cause” letters, give warnings to or cite the Company for violations, including those listed above. Such regulatory actions could lead to the requirement to remedy the situation, usually within a specified timeframe, or, in more serious cases, lead to penalties and/or amendments, suspensions or revocations of licenses or otherwise have an impact on the Company’s licenses, business activities or operations.

The Company conducts and intends to continue to conduct internal audits with respect to compliance with applicable State and local cannabis rules and regulations.

The Company intends to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and the Company intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

Ability to Access Public and Private Capital

The Company has historically, and will continue to have access to equity financing from the public capital markets by virtue of its status as a reporting issuer in each of the provinces and territories of Canada other than Quebec.

The Company has historically, and continues to have, access to equity and debt financing from the prospectus exempt (private placement) markets in the U.S. The Company also has relationships with sources of private capital (such as funds and high net worth individuals) that could be investigated at a higher cost of capital.

The Company currently has access to equity financing through the private markets in the U.S. In addition, the Company has accessed the credit markets through a credit facility for up to $100 million through the Loan Agreement (see “General Development of the Business – Financing Transactions – Senior Secured Term Loan”). However, there can be no assurance the Company will continue to access these financing options in the future.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to that of the Company. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable to the Company. The Company’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors – The Company may be subject to restricted access to banking services in the United States and Canada.”

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The following are certain factors relating to the Company and its business that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects, or the trading price of the Equity Shares. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company may also impair the operations of the Company. If any such risks actually occur, security holders of the Company could lose all or part of their investment and the business, financial condition, liquidity, cash flows, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

Risks Related to Legality of Cannabis

While legal under applicable U.S. State law, the Company’s business activities are illegal under U.S. federal law.

Investors are cautioned that in the United States, cannabis is largely regulated at the State level, and in California, at both the State and local levels. To the Company’s knowledge, as of the date hereof the medical use of cannabis has been legalized in 39 states and the District of Columbia. The recreational or adult-use of cannabis has been approved in DC and 21 states. Another 10 states have decriminalized its use. Additional States have pending legislation regarding the same. Although California authorizes medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other States have legalized cannabis in some form, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the Substances Act. The concepts of “medical cannabis”, “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law. Marijuana is a Schedule I drug under the Substances Act. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for the use of the drug under medical supervision. Although the Company believes that the business of the Company is and will be compliant with applicable U.S. State and local law, strict compliance with State and local laws with respect to cannabis does not necessarily absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company.

Since the possession and use of cannabis and any related drug paraphernalia is illegal under U.S. federal law, the Company may be deemed to be aiding and abetting illegal activities. The Company manufactures and distributes medical and adult-use cannabis. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against the Company, including, but not limited to, a claim regarding the possession, use and sale of cannabis, and/or aiding and abetting another’s criminal activities. The U.S. federal aiding and abetting statute provides that anyone who “commits an offense or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result, the U.S. DOJ, under the current administration, could allege that the Company has “aided and abetted” violations of federal law by providing financing and services to the Company. Under these circumstances, the federal prosecutor could seek to seize the assets of the Company, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing. In these circumstances, the Company’s operations would cease, shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Such an action would result in a material adverse effect on the Company.

U.S. Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the Substances Act and other related federal laws may result in denied admission, seizures, fines and apprehension. CBP officers administer the Immigration and Nationality Act to determine the admissibility of travelers, who are non-U.S. citizens, into the United States. An investment in the Company, if it became known to CBP, could have an impact on a shareholder’s admissibility into the United States and could lead to a lifetime ban on admission. See “Risk Factors – U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada”.

The Company derives 100% of its revenues from the cannabis industry in the State of California which industry is currently illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant laws is a significant risk.

Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of what is commonly called the “Rohrabacher-Blumenauer Amendment”, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the State- level, subject to the United States Congress restoring such funding. Notably, this amendment has always applied to only medical cannabis programs, and has no effect on pursuit of recreational cannabis activities. The amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The current omnibus appropriations bill continued the protections for the medical cannabis marketplace and its lawful participants from interference by the U.S. DOJ up and through the 2023 appropriations deadline of September 30, 2023.

In July 2020, the House of Representatives passed the “Blumenauer-McClintock-Norton-Lee amendment” to the Commerce, Justice, Science (CJS) Appropriations bill. That amendment proposed continuing the Rohrabacher- Blumenauer Amendment’s protections for state medical cannabis programs, and extend those protections to include recreational programs in states where recreational cannabis is legal. The amendment was not included in the final spending bill, so at this time the protections afforded by the Rohrabacher-Blumenauer Amendment apply only to medical cannabis programs.

Should Congress fail to include Rohrabacher-Blumenauer Amendment language in the next appropriations package, there can be no assurance that once the current Amendment expires on September 30, 2023, the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company, even if such proceedings were concluded successfully in favor of the Company.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, its financial position, operating results, profitability or liquidity or the market price of its publicly-traded shares. In addition, it will be difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflict between state and federal law regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the U.S. DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the U.S. DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively and, on January 4, 2018, former Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the USAM and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of State-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

As discussed above, should the Rohrabacher-Blumenauer Amendment not be renewed, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law.

On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Donald Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, and William Barr was eventually appointed to the role. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but would not go after marijuana companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Federal enforcement of cannabis-related activity remained consistent with the priorities outlined in the Cole Memorandum throughout Attorney General Barr’s tenure.

In January 2021, Joseph R. Biden Jr. was sworn in as the new President of the United States. President Biden nominated federal judge Merrick Garland to serve as his Attorney General. During his confirmation hearings in the Senate on February 22, 2021, Attorney General nominee Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. The Senate confirmed Judge Garland as Attorney General on March 10, 2021.

However, unless and until the United States Congress amends the Substances Act with respect to medical and/or adult-use cannabis as currently scheduled as a Schedule 1 drug, (and as to the timing or scope of any such potential amendments there can be no assurance) and otherwise legislates to implement a legal and regulatory paradigm to allow state—sanctioned commercial cannabis markets to safety operate under federal law, there is a risk that U.S. federal authorities may enforce current U.S. federal law, or change federal laws, regulations, and policies that are not favorable to the Company or the state market in which it operates. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects and the Company would be materially adversely affected.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company, as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets; however as of the date hereof, the Company believes that proceedings of this nature are remote.

There is no certainty as to how the U.S. DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. The Company regularly monitors the activities of the current administration in this regard.

The Company may be subject to restricted access to banking services in the United States and Canada.

In February 2014, FinCEN issued guidance through the FinCEN Memorandum (which is not law) with respect to financial institutions providing banking services to cannabis businesses. This guidance includes burdensome due diligence expectations and reporting requirements, and does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. DOJ, FinCEN or other federal regulators. Thus, many banks and other financial institutions in the United States choose not to provide banking services to cannabis-related businesses or rely on this guidance, which can be amended or revoked at any time by the Biden administration. In addition to the foregoing, banks may refuse to process debit card payments, and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the United States. The inability, or limitation of the Company’s ability, to open and maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Additionally, Canadian banks may potentially refuse to provide banking services to companies engaged in U.S. cannabis activities while it is illegal under U.S. federal law.

There are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to the Company. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable to the Company. The Company’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

The differing regulatory requirements across State jurisdictions may significantly hinder or otherwise prevent the Company from achieving economies of scale.

Traditional rules of investing may prove to be imperfect in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different States to reach economies of scale and to conduct business across State lines, such an investment thesis may not be feasible in the cannabis industry because of varying State-by-State legislation. Applicable regulations in many States may require advance disclosure of and approval of State regulators to accomplish an investment. As no two regulated markets in the cannabis industry are exactly the same, doing business across State lines may not be possible or commercially practicable, and is likely to result in numerous inefficiencies and duplicative costs. As a result, the Company may be limited to identifying opportunities in individual States, which may have the effect of slowing the growth prospects of the Company.

Risk of legal, regulatory or other political change.

The success of the business strategy of the Company depends on the legality of the cannabis industry and the promulgation of laws, regulations, and policies that render feasible successful participation in the cannabis industry. The political environment surrounding the cannabis industry in general can be volatile and the regulatory framework remains in flux. To the Company’s knowledge, as of the date hereof, the medical use of cannabis has been legalized in 39 states and the District of Columbia. The recreational or adult-use of cannabis has been approved in DC and 21 states. Another 10 states have decriminalized its use. The risk remains, however, that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Company’s business, results of operations, financial condition or prospects.

Delays in enactment of new State or federal regulations could restrict the ability of the Company to reach strategic growth targets. The growth strategy of the Company is contingent upon certain federal and State regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company could be negatively impacted, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that State laws legalizing and regulating the sale, taxation, and use of cannabis will not be repealed or overturned or dramatically changed, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions, including prohibiting ownership of cannabis businesses by public companies, or implementing unfavorable local rules and regulations that make infeasible participation in the local cannabis market. If the federal government begins to enforce federal laws relating to cannabis in States where the sale and use of cannabis is currently legal under State law, or if existing applicable State laws are repealed, unfavorably changed, or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit, tax, and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Company’s continued operations. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable marijuana legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

The Company is also aware that multiple States are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other States are in the process of reviewing such additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at both the State and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The Company faces significant competition from the illegal cannabis market.

The Company continues to face competition from producers and distributors of cannabis and cannabis products that are unlicensed and unregulated and operating exclusively in the illegal cannabis market. By some estimates, such illicit market in California is currently roughly three times the size of the legal cannabis market, and state and local regulators generally have done very little in terms of enforcement to reduce the number of participants in such illicit market. Illicit market participants generally produce and sell cannabis and cannabis products with higher concentrations of active ingredients, use pesticides, terpenes or other additives which the Company may not be permitted to use, and/or engage in advertising and promotion activities from which the Company is prohibited. As these illegal market participants do not comply with the laws and regulations governing the legalized cannabis industry, their operations may also have significantly lower costs than those of the Company. The perpetuation of the illegal market for cannabis and cannabis products in California and other states will continue to cannibalize the Company’s share of the legalized market and has a material adverse effect on the Company’s business, financial condition, results of operations and prospects, as well as the public’s perception of cannabis use.

The cannabis industry is a relatively new industry that may not succeed.

Should the U.S. federal government change course and decide to prosecute those dealing in medical or adult-use cannabis under applicable law, there may not be any market for the Company’s products and services. It is a relatively new industry subject to extensive regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit the Company to succeed. The Company is treating, and will treat, the cannabis industry as a deregulating industry with significant unsatisfied demand for the Company’s products and may adjust its future operations, product mix and market strategy as the industry develops and matures.

The Company’s operations in the U.S. cannabis market may become the subject of heightened scrutiny.

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.

Given the heightened risk profile associated with cannabis in the U.S., CDS Clearing and Depository Services Inc. (“CDS”) may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the U.S. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with the Neo Exchange, the Canadian Securities Exchange, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis- related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Equity Shares to make and settle trades. In particular, Equity Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of Equity Shares through the facilities of a stock exchange.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice – 51-352 Issuers with U.S. Marijuana-Related Activities setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views the Staff Notice favorably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as the Company’s ability to pursue further investment and opportunities in the Company.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical and/or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Settlement by Securityholders Resident in the United States.

Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the United States cannabis industry which may prohibit or significantly impair the ability of securityholders in the United States to trade the Equity Shares. In the event residents of the United States are unable to settle trades of the Equity Shares, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital.

The Company’s business activities rely on newly established and/or developing laws and regulations in the various States in which the Company operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the U.S. DOJ, the Financial Industry Regulatory Advisory or other federal, State or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical and/or adult-use purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company’s industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, create a public trading market in the U.S. for securities of the Company or to find a suitable acquirer, which could reduce, delay or eliminate any return on investment in the Company.

The Company’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations.

Because the manufacture, distribution, and dispensation of cannabis remains illegal under the Substances Act, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and other related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under U.S. federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the Substances Act. As a result, a majority of the United States’ banks and financial institutions have refused to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Others have agreed to accept deposits from medical cannabis sales, but not recreational cannabis sales. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company. See “Risk Factors – The Company may be subject to restricted access to banking in the United States and Canada”.

In February 2014, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network issued the FinCEN Memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors in the 2014 Cole Memorandum relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Substances Act. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memorandum.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there is no current intention by the Company to declare or pay dividends on the Equity Shares in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Any re-classification of cannabis under the CSA or changes in U.S. controlled substance laws and regulations may affect the Company’s business.

If cannabis and/or CBD is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be simpler and more accessible; however, if cannabis is re-categorized as a Schedule II or other controlled substance, the resulting re-classification would result in the requirement for heightened FDA regulatory approval if medical claims are made for the Company’s products such as medical cannabis. As a result, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products may be subject to a significant degree of regulation by the U.S. Drug Enforcement Administration (“DEA”). In that case, the Company may be required to be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of the Company’s current or anticipated products. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on the Company’s business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

The Company faces intense competition from other companies and increasing legalization of cannabis and rapid growth and consolidation in the worldwide cannabis industry may further intensify competition.

The cannabis industry is undergoing rapid growth and substantial change, and the legal landscape for medical and recreational cannabis is rapidly changing both domestically and internationally. An increasing number of jurisdictions globally are passing legislation allowing for the production and distribution of medical and/or recreational cannabis in some form or another. Entry into the U.S. domestic cannabis market by international competitors might lower the demand for the Company’s products.

The foregoing legalization and growth trends in the worldwide cannabis industry has resulted in an increase in competitors, consolidation and formation of various strategic relationships. Such acquisitions or other consolidating transactions could harm the Company in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, shrinking revenue and market share or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the cannabis industry may intensify and place downward pressure on retail prices for products and services, which could negatively impact profitability.

We face and expect to continue to face intense competition from other companies, some of which can be expected to have longer operating histories, stronger brand recognition, and significantly greater financial resources, manufacturing and marketing experience than we have. This may enable them to adapt to changing market conditions and take advantage of new market opportunities more quickly than the Company is able to. Increased competition is likely to result in price compression, reduced gross margins and loss of market share. In addition, consolidation in the cannabis industry may create larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings than the Company’s resources, capabilities and offerings. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed on terms that are considered acceptable. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect our business, financial condition and operations.

The availability of favorable locations may be severely restricted.

In California and other States, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations.

Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for the Company to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to the Company, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.

Because cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. States where it is deemed legal or Canada may affect admissibility to the U.S. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as the Company), who are not U.S. citizens face the risk of being barred from entry into the United States potentially for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible.

Business Structure Risks

Unpredictability caused by the Company’s capital structure.

Although other Canadian-based companies have dual class or multiple voting share structures, given the concentration of voting control that is held indirectly by the founders of GH Group (being Kyle Kazan, Graham Farrar, James Rosenwald III and IV, Laura Parker Rosenwald, Jocelyn Rosenwald and Kris Hulgreen) (“Company Founders”) by virtue of their Multiple Voting Shares, the Company is not able to predict whether this control will result in a lower trading price for or greater fluctuations in the trading price of the Equity Shares or will result in adverse publicity to the Company or other adverse consequences.

The Company’s multi-class structure has the effect of concentrating voting control and the ability to influence corporate matters with the Company Founders.

The Multiple Voting Shares have 50 votes per share, whereas the Equity Shares have one (1) vote per share (other than in respect of the election of directors of the Company, for which the Limited Voting Shares do not have any entitlement to vote). As of December 31, 2022, the Company Founders hold approximately 81% of the voting power in the Company on a non-diluted basis, and approximately 67% on a diluted basis, just based on their ownership of 100% of the Multiple Voting Shares (without taking into account any Equity Share they may hold). Accordingly, each of the Company Founders has significant influence over the management and affairs of the Company and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of the 50-to-1 voting ratio between the Multiple Voting Shares and Equity Shares, the holders of Multiple Voting Shares control a majority of the combined voting power of the Company’s voting shares even though the Multiple Voting Shares represent a substantially reduced percentage of the total outstanding shares of the Company. The concentrated voting control of the holders of Multiple Voting Shares limits the ability of the holders of Equity Shares to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to the Company’s decisions to amend its share capital, create and issue additional classes of shares, make significant acquisitions, sell significant assets or parts of its business, merge with other companies and/or undertake other significant transactions. As a result, holders of Multiple Voting Shares have the ability to influence or control many matters affecting the Company and actions may be taken that the holders of Equity Shares may not view as beneficial. The market price of the Equity Shares could be adversely affected due to the significant influence and voting power of the holders of Multiple Voting Shares. Additionally, the significant voting interest of the holders of Multiple Voting Shares could discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Equity Shares, might otherwise receive a premium for the Equity Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Multiple Voting Shares. See “Description of Capital Structure – Equity Shares” and “Description of Capital Structure – Multiple Voting Shares”.

The issuance of Preferred Shares (as defined herein) could decrease earnings and assets available to holders of the Equity Shares and may decrease the market price of the Equity Shares.

The issuance of Preferred Shares and the terms selected by the board of directors of the Company (the “Board”) could decrease the amount of earnings and assets available for distribution to holders of Equity Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Equity Shares without any further vote or action by the holders of the Equity Shares. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could make it more difficult for a third-party to acquire a majority of the Equity Shares and thereby have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Equity Shares.

Loss of FPI status.

The Company is currently a “foreign private issuer” (“FPI”) as defined in Rule 405 under the United States Securities Act of 1933 (“U.S. Securities Act”) and Rule 3b-4 under the United States Securities Exchange Act of 1934. While the terms of the Multiple Voting Shares and Equity Shares are intended to avoid such a circumstance, if, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of an FPI, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s FPI status may result in increased U.S. reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

General Regulatory and Legal Risks

The Company may be subject to the risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

The Company may lack access to U.S. bankruptcy protections.

Because the use of cannabis is illegal under U.S. federal law, many U.S. courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, it is unlikely that U.S. federal bankruptcy protections would be available to the Company’s U.S. operations (the Company would indeed expect such protections would be unavailable), which could have a material adverse effect on the Company.

The Company may be subject to the risk of an inability to enforce its contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges in multiple States and U.S. federal courts have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of State law. There remains doubt and uncertainty that the Company will be able to legally enforce contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on the Company.

The Company may be subject to the risk of changes in Canadian laws or regulations, or a failure to comply with any such laws and regulations.

The Company is subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, the Company is required to comply with certain Canadian securities laws, income tax laws, the rules of the Neo Exchange and other Canadian legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations in Canada (in addition to U.S. laws and regulations) may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on the Company’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is subject to general regulatory and licensing risks.

The Company is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time consuming process potentially involving numerous regulatory agencies, public hearings and costly undertakings on the part of the Company. As of April 1, 2022, California no longer issued provisional licenses, instead requiring all marijuana businesses to obtain annual licensure and meet certain defined milestones to move the licenses to annual status. No provisional license will be effective after January 1, 2026. Transitioning a provisional license to an annual license is a comprehensive process which includes completed and sometimes lengthy review under the California Environmental Quality Act for every facility seeking licensure. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary, permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Many of the licenses held by the Company are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations. These renewals are contingent upon the registration holder’s past and continued ability to meet the statutory and regulatory requirements of the given program. The Licensing Manager, supported by Compliance personnel, actively monitor renewal dates for licenses to seek to ensure that licenses are renewed as and when required. The Company has implemented a centralized tracking, review, and upkeep system with respect to license maintenance.

While the Company believes that its compliance controls have been developed to mitigate the risk of violations of any licenses they hold arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations and audits, including, without limitation, proceedings to renew or extend certain regulatory approvals required to conduct commercial cannabis activity (e.g., renewal, review, or extension of a Development Agreement). The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

California regulatory regime and transfer and grant of licenses.

Cannabis business activities are heavily regulated in California at both the state and local levels. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical and recreational marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant the DCC, and local regulatory bodies broad administrative discretion over the activities of the Company in California, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services. Government approvals, including state licenses and local permits, are currently required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from cultivating, manufacturing, distributing and selling medical or adult use cannabis in California. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by the DCC and local governmental authorities and obtaining all regulatory approvals from the DCC, and local governmental authorities, where necessary, for the cultivation, manufacturing, distribution and sale of its cannabis products.

The Company may not be able to, through no fault of its own, obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate its respective business, or may only be able to do so at great cost. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the Cannabis industry. The Company will incur ongoing costs and obligations related to regulatory compliance and obtaining new licenses. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business, the suspension or expulsion from the California cannabis market or of its key personnel, and the imposition of fines and censures. The inability to obtain or maintain necessary licenses, permits, certificates, authorizations or accreditations, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

The Company’s current senior secured credit facility requires the Company to comply with certain restrictive loan covenants which may limit the Company’s ability to operate its business.

Under the terms of the Loan Agreement, the Company has made certain customary representations and is subject to a multitude of affirmative and negative covenants, including restrictions on the Company’s ability to incur additional debt, create additional liens, transfer or dispose of assets, make distributions, consolidate, dissolve or merge, and other potential events of default (including payment defaults, covenant defaults, cross defaults and bankruptcy defaults). The Loan Agreement also contains very strict financial covenants including a minimum debt service coverage ratio. The Company incurs significant costs annually complying with such covenants and can provide no assurance that, if it is unable to comply with these covenants in the future, the Company will be able to obtain the necessary waivers or amend the Loan Agreement to prevent a default with its senior secured lender.

A breach of any of these covenants or requirements could result in a default under the Loan Agreement. If the Company defaults under the Loan Agreement and is unable to cure the default or obtain a waiver, the Company will not be able to access the credit available under the Loan Agreement, the Company could have valuable collateral foreclosed upon and there can be no assurance that the Company would be able to obtain alternative financing. The Loan Agreement also includes customary default provisions that entitle the Lender to take various actions in the event of a default, including, but not limited to, demanding payment for all amounts outstanding. If this occurs, the Company may not be able to repay such indebtedness or borrow sufficient funds to refinance. Even if new financing is available, it may not be on terms that are acceptable to the Company. No assurance can be given that the Company’s future operating results will be sufficient to achieve compliance with the covenants and numerous requirements under the Loan Agreement.

Regulatory action and approvals from the Food and Drug Administration.

The Company’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.

Limited Trademark Protection.

The Company is not currently able to register any U.S. federal trademarks for its cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is illegal under the Substances Act. The United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the geographic areas in which it and its subsidiaries conduct business. The use of its trademarks outside the states in which they operate by one or more other persons could have a material adverse effect on the value of such trademarks.

Business Risks Related to the Cannabis Industry

Scientific research related to the benefits of marijuana remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in early stages. To the Company’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids, as such trials are severely restricted under the current U.S. federal legal and regulatory framework. Any statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, any statements made in this AIF are subject to the experimental parameters, qualifications, assumptions and limitations in the studies that have been completed.

Although the Company believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Given these risks, uncertainties and assumptions, prospective and current shareholders of the Company should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Competition in the cannabis industry is intense and increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The Company faces intense competition in the cannabis industry, some of which comes from companies with longer operating histories and more financial resources, manufacturing and marketing experience than the Company, including, without limitation, for multi-state operations that are significantly scaled. In addition, there is potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and products that will be greater than those of the Company. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently contemplated on terms it considers to be acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company faces competition from the illegal cannabis market.

The Company faces competition from illegal dispensaries and the illegal market that are unlicensed and unregulated. Such black market entities may sell cannabis and cannabis products with higher concentrations of active ingredients, use flavors or other additives which the Company may not be permitted to use, or engage in advertising and promotion activities from which the Company is prohibited. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs than those of the Company. The perpetuation of the illegal market for cannabis may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects, as well as the public perception of cannabis use.

The Company may be unable to attract and retain customers.

The Company’s future success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in its aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Negative publicity or consumer perception may affect the success of the Company’s business.

The success of the cannabis industry may be significantly influenced by the public’s perception of marijuana. Both the medical and adult-use of marijuana are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to marijuana will be favorable. The cannabis industry is a relatively early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of marijuana, whether in Canada, the U.S. or elsewhere, may have a material adverse effect on the Company’s business, financial condition, results of operations, customer base or prospects.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political trade winds, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, political positions, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, political positions, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. Among other things, a negative shift in the public’s perception of cannabis in the United States or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, results of operations or prospects.

Results of future clinical research may negatively impact the cannabis industry.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of the Company’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Future research may lead to findings that vaporizers and related products are not safe for their intended use.

Vaporizers and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for the Company’s products, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on the Company’s business, results of operations, financial condition or prospects.

The current controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose the Company to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). Some jurisdictions in Canada and the United States have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand. Negative public sentiment may prompt regulators to decide to further limit or defer the cannabis industry’s ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. The potential deterioration in the public’s perception of cannabis containing vaping liquids may result in a reduced market for the Company’s vaping products. There can be no assurance that the Company will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

Litigation pertaining to vaporizer products is accelerating at a rapid pace and such litigation could potentially expand to include the Company’s products, which would materially and adversely affect the Company’s business, financial condition, results of operations or prospects.

The cannabis industry is difficult to forecast.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Reliable data on the medical and adult-use cannabis industry is not currently available.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industry, the market data available is limited and unreliable. Federal and State laws prevent widespread participation and hinder market research. Therefore, market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team as of the date of this AIF.

The Company may be subject to the risk of constraints on marketing products.

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations or prospects could be adversely affected.

Risks Related to the Company’s Business

The Company may not successfully execute its business strategy.

An important part of the Company’s business strategy involves expanding operations in additional U.S. markets, including in markets where it does not currently operate. The Company may be unable to pursue this strategy in the future at the desired pace or at all. The Company may be unable to, among other things, identify suitable businesses to acquire or invest in, complete acquisitions on satisfactory terms, successfully expand its infrastructure and sales force to support growth, achieve satisfactory returns on acquired businesses or enter into successful business arrangements for technical assistance or management expertise.

In addition, the process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management’s attention and financial and other resources. The Company can give no assurance that it will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Company’s business, financial condition or results of operations.

If the Company succeeds in expanding its business (which is currently exclusively operating in the state of California), such expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, the Company’s personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in U.S. states in which it does not currently operate. Consequently, in order to manage growth effectively, the Company may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls or make other capital expenditures. The Company’s business, financial condition and results of operations could be adversely affected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

The Company has a limited operating history.

As a high-growth enterprise, the Company does not have a current history of profitability. As such, the Company has no immediate prospect of generating profit from its intended operations. The Company will therefore be subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on its shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

The Company is reliant on its management team.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Company employees traveling from Canada to the U.S. for the benefit of the Company may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to the Company employees, then this may reduce our ability to effectively manage our business in the U.S.

Certain of the Company’s officers and directors may now be, and all of them in respect of the Company may in the future become, affiliated with entities engaged in business activities similar or dissimilar to those intended to be conducted by the Company and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented or how much time should be allocated to a particular business activity related or unrelated to the Company.

The Company’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to the Company and the other entities to which they owe duties. In the course of their other business activities, the Company’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, as the Company’s officers and directors are not required to present investment and business opportunities to the Company in priority to other entities with which they are affiliated or to which they owe duties, and such conflicts may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company’s officers, directors, security holders and their respective affiliates and associates may have interests that conflict with the Company’s interests.

The Company has not adopted a policy that expressly prohibits its directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by us or in any transaction to which the Company is a party or has an interest. Such persons or entities may have a conflict between their interests and ours, which may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Failure to establish and maintain effective internal control over financial reporting may result in the Company not being able to accurately report its financial results, which could result in a loss of investor confidence and adversely affect the market price of the Equity Shares.

The Company is responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Despite the Company’s financial control and management systems, such internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the price of the Equity Shares and harm the Company’s ability to raise capital in the future.

If management of the Company is unable to certify the effectiveness of its internal controls, or if material weaknesses or significant deficiencies in its internal controls are identified, such as in connection with the year ended December 31, 2022, the Company could be subject to regulatory scrutiny and a loss of public confidence, which could harm its business. In addition, if the Company does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the price of Equity Shares and harm the Company’s ability to raise capital.

It is not expected that the Company’s disclosure controls and procedures and internal control over financial reporting will prevent all error or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to errors or fraud may occur and may not be detected in a timely manner or at all. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in its reported financial information.

The Company may be subject to the risk of competition from synthetic production and technological advances.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Company to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future that may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to the risks associated with fraudulent or illegal activity by its employees, contractors and consultants.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Certain events or developments in the cannabis industry more generally may impact the Company’s reputation.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of the Company. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regards to the Company and its activities, whether true or not, and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how it or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Third parties with whom the Company may do business may perceive themselves as being exposed to reputational risk as a result of their relationship with the Company.

The parties with which the Company may do business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis-related business activities. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of the Company’s business may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to advertising and promotional risk in the event it cannot effectively implement a successful branding strategy.

The Company’s future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including its ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for the Company’s business in the future, or will generate awareness for any of the Company’s products. In addition, no assurance can be given that the Company will be able to manage our advertising and promotional costs on a cost-effective basis.

The cannabis industry in Canada, including both the medical and adult-use cannabis markets, is in its early development stage and restrictions on advertising, marketing and branding of cannabis companies and products by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company’s ability to conduct sales and marketing activities and to create brand recognition, and could potentially result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is subject to product liability regimes and strict product recall requirements.

The Company distributes products designed to be ingested by humans. Accordingly, the Company faces the risk of exposure to potentially numerous product liability claims, regulatory action and litigation if any of its business’s products are alleged to have caused significant loss or injury. In addition, the sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect our reputation with the Company’s clients and consumers generally, and may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Company. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

The Company may not be able to successfully develop new products or find a market for their sale.

The cannabis industry is in its early stages of development and the Company, and its competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of research and development capital in order to successfully develop and generate revenues from new products introduced by the Company. The Company may also be required to obtain additional regulatory approvals from Health Canada various U.S. regulatory authorities, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is reliant on third-party suppliers, manufacturers and contractors.

The Company maintains a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the uncertain regulatory landscape for regulating cannabis in Canada and the U.S., the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is reliant on key inputs.

The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Company.

The Company is reliant on equipment and skilled labor.

The ability of the Company to compete and grow is dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Service providers could suspend or withdraw service.

As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third-party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

The Company may be subject to the risk of litigation.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and/or the market price for the Equity Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. See “General Development of the Business – Acquisitions – Element 7” for details relating to the Element 7 Proceeding.

The Company may be subject to risks related to the protection and enforcement of intellectual property rights and may become subject to allegations that the Company is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of the Company’s future success, particularly with respect to protections for cultivation processes and technologies. The Company may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. The Company tries to protect its intellectual property by entering into confidentiality agreements with parties that have access to it, such as the Company’s partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event the Company could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use the Company’s future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

The Company may be subject to risks related to information technology systems, including cyber-attacks.

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend, in part, on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company may be subject to risks related to security breaches.

Given the nature of the Company’s products and its lack of legal availability outside of highly regulated channels approved by state and local governments, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and customers and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations or prospects.

The Company may be subject to risks related to high bonding and insurance coverage.

There is a risk that a greater number of State regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the States in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

The Company may have increased labor costs based on union activity.

Labor unions are working to organize workforces in the U.S. cannabis industry, and particularly in the State of California where the Company currently operates. Although the Company has entered into multiple labor peace agreements, currently, there is no major labor organization that has been recognized as a representative of the Company’s employees. However, it is possible that certain retail and/or manufacturing locations will be union affiliated or organized in the future, which could lead to work stoppages or increased labor costs and adversely affect the Company’s business, profitability and the Company’s ability to reinvest into the growth of its business. We cannot predict how stable the Company’s relationships with U.S. labor organizations will be or whether the Company would be able to meet any unions’ requirements without materially and adversely impacting its financial condition. Labor unions may also limit the Company’s flexibility in dealing with its workforce. Work stoppages and instability in the Company’s union relationships could delay the production and sale of the Company’s products, which could strain relationships with customers and cause a loss of revenues which would adversely affect the Company’s operations.

The Company may be subject to transportation risks.

The Company’s business involves, both directly and indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, the Company depends on fast and efficient direct and third-party transportation services to distribute its product. Any prolonged disruption of third-party transportation services could have an adverse effect on the Company. Rising costs associated with the third-party transportation services used by the Company to ship its products may also adversely impact the business of the Company.

The Company’s operations may be vulnerable to rising energy costs.

The Company’s business involves the production of cannabis products which consumes considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs, including in connection with the impacts of the Russia-Ukraine military conflict in 2022, may adversely impact the business of the Company and its ability to operate profitably.

The Company is subject to risks inherent in an agricultural business.

The Company’s business involves the growing of cannabis, which is an agricultural product. As such, the business may be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Even when grown indoors under climate-controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on the Company’s business, financial condition, results of operations or prospects of the Company.

Management of growth may prove to be difficult.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to the risks of leverage.

It is anticipated that the Company will continue to utilize leverage in connection with the Company’s investments in the form of secured or unsecured indebtedness. Although the Company will seek to use leverage in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Company defaults on secured indebtedness, the lender may foreclose and the Company could lose its entire investment in the security of such loan. If the Company defaults on unsecured indebtedness, the terms of the loan may require the Company to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Company may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.

In addition to leveraging the Company’s investments, the Company may borrow funds in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Company. If investments fail to cover the cost of such borrowings, the value of the investments held by the Company would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in the Company could be subordinated to such leverage, which will compound any such adverse consequences.

The Company may undertake future acquisitions or dispositions, which bear inherent risks.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increased scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets. Additionally, the Company may issue additional Equity Shares in connection with such transactions, which would dilute a Company Shareholder’s holdings in the Company or indirect holdings in the Company.

The Company has a history of expansion through strategic acquisitions, and anticipates further expansion in this manner. The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Risks related to the difficulty of attracting and retaining personnel.

The Company’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect the Company’s business. If the Company fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially and adversely affected.

Co-investment risk in terms of control over the Company’s investments.

The Company may co-invest in one or more investments with certain strategic investors, operators and/or other third parties through joint ventures or other entities, which parties in certain cases may have different interests, competing interests or superior rights to those of the Company. Although it is our intent to retain control and other superior rights over the Company’s investments, under certain circumstances it may be possible that the Company relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In addition, even when the Company does maintain a control position with respect to its investments, the Company’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of the Company, or may be in a position to take (or block) action in a manner contrary to the Company’s objectives. The Company may also, in certain circumstances, be liable for the actions of its third-party partners or co-investors. Co-investments by third parties may or may not be on substantially the same terms and conditions as the Company, and such different terms may be disadvantageous to the Company.

Liabilities arising from accessibility to the Company’s websites.

The Company currently owns and/or controls dozens of websites. Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Company sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with State law, the Company may face legal action in other jurisdictions which are not the intended object of any of the Company’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

Certain remedies may be limited to the Company.

Pursuant to its governing documents, the Company and the shareholders of the Company may be prevented from recovering damages for alleged errors or omissions made by the members of the Board and its officers. The Company’s governing documents also provide that the Company will, to the fullest extent permitted by law, indemnify members of the Board and its officers for certain liabilities incurred by them by virtue of their acts on behalf of the Company.

The Company may have difficulty enforcing judgments and effecting service of process on directors and officers.

The directors and officers of the Company reside outside of Canada. Most or all of the assets of such persons are located outside of Canada. Therefore, it may not be possible for the Company’s shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons.

Past performance is not indicative of future results.

The prior investment and operational performance of the Company is not indicative of the future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company will be achieved, and the Company’s performance may be materially different.

Financial projections may prove materially inaccurate or incorrect.

Any Company financial estimates, projections and other forward-looking information or statements included in this AIF were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this AIF. Shareholders should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, shareholders should not rely on any projections to indicate the actual results the Company might achieve.

The Company may not pay dividends.

It is not intended that the Company will pay any dividends on the Equity Shares in the foreseeable future. Dividends paid by the Company would potentially be subject to U.S. and Canadian tax and, potentially, withholdings.

Market and Economy Risks

The Company may be vulnerable to currency exchange fluctuations.

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. All or substantially all of the Company’s revenue is earned in U.S. dollars, but a portion of its operating expenses are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial position or results of operations or prospects.

The Company may be subject to market price volatility risks.

The market price of the Equity Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Equity Shares.

There may be restrictions on the market for the Equity Shares.

Notwithstanding that the Equity Shares are listed in Canada on the Neo Exchange (and in the U.S. on the OTCQX secondary market), various regulatory regimes in the United States forbid the transfer of such Equity Shares in quantities that exceed published thresholds without receiving advanced approval of the State regulators. Failure to obtain approval may result in the Company’s licenses in that State being revoked.

The collapses of Silicon Valley Bank, Signature Bank, Silvergate Capital Corp. and Credit Suisse have resulted in ongoing turmoil in the global financial sector which may negatively impact our business, results of operations and financial condition.

The recent collapses of Silicon Valley Bank, Signature Bank, Silvergate Capital Corp. and Credit Suisse have ignited fears of contagion across the global financial sector. Such collapses are believed to be related to problems of limited liquidity, defaults, non-performance and other adverse developments potentially affecting the financial services industry more broadly, raising well-founded concerns that such collapses could lead to much broader, global market-wide liquidity problems. On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank (“SVB”) and appointed the FDIC as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The collapse of Credit Suisse on March 18, 2023 was much larger in scale and led to a pre-packaged sale to UBS a mere two days later under the close supervision of Swiss regulators, including a mark-down to zero of approximately $17B in Credit Suisse bonds. Although depositors at SVB, Signature Bank and Silvergate Capital Corp. received access to their funds, uncertainty and liquidity concerns in the broader global financial services industry remain.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued U.S. government securities with interest rates below current market interest rates. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals in so-called bank runs or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured U.S. bank deposits in the future in the event of the closure of other U.S. banks or financial institutions in a timely fashion or at all.

Despite the measures taken by the United States federal government and foreign governments like Switzerland, there remains great uncertainty in the global markets regarding the stability of U.S. regional banks and certain foreign banks, and the safety of U.S. deposits in excess of FDIC insured deposit limits. The ultimate outcome of these events, and whether further regulatory actions will be taken, cannot be predicted with certainty. Further, these events may make equity or debt financing more difficult to obtain (which are already extremely difficult to obtain in the cannabis industry), and additional equity or debt financing might not be available on reasonable terms, if at all. Difficulties obtaining equity or debt financing could have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

There may be a limited market for the Equity Shares.

Notwithstanding that the Equity Shares are listed on the Neo Exchange (and in the U.S. on the OTCQX secondary market), there can be no assurance that an active and liquid market for such Equity Shares will be maintained and a Company Shareholder may find it difficult to resell any securities of the Company.

Subsequent offerings will result in dilution to holders of the Equity Shares.

The Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Equity Shares or other equity securities) and may issue additional Equity Shares or other securities of the Company or other equity securities to finance acquisitions, operations, or other projects. The size of future issuances of Equity Shares or other equity securities (or of securities convertible into Equity Shares or other equity securities) nor the effect, if any, that future issuances and sales of such securities will have on the market price of the Equity Shares can be predicted at this time. Any transaction involving the issuance of previously authorized but unissued Equity Shares, securities convertible into Equity Shares, or other equity securities and convertible debt securities of the Company would result in dilution to holders of Equity Shares. Exercises of issued and outstanding warrants may also result in dilution to the holders of Equity Shares.

Increased levels of volatility or a rapid destabilization of global economic conditions could have a material adverse effect on the business and operations of the Company.

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities, including as a result of the COVID-19 virus pandemic over the past few years and the Russian invasion of Ukraine in 2022. Global financial conditions could suddenly and rapidly destabilize in response to existing and future events, including the ongoing Russia-Ukraine military conflict or as shown during the COVID-19 virus pandemic, as government authorities may have limited resources to respond to existing or future crises. Global capital markets have continued to display increased volatility in response to global events, including the ongoing Russia-Ukraine military conflict. Future crises may be precipitated by any number of causes, including natural disasters, epidemics (such as the COVID-19 virus pandemic), geopolitical instability and war (such as the Russia-Ukraine military conflict), changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability to obtain equity or debt financing or make other suitable arrangements to finance its operations. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including as a result of the ongoing Russia-Ukraine military conflict, it may result in a material adverse effect on the Company and the trading price of the Company’s securities could be adversely affected.

Environmental Risks

The Company may be subject to significant environmental regulations and risks.

The Company’s operations are subject to federal, state and local environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its production of medical marijuana or from proceeding with the development of its operations as currently contemplated.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

The Company may be subject to unknown environmental risks.

There can be no assurance that the Company will not encounter hazardous conditions and/or substances at the facilities where it operates its businesses, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended. The presence of other hazardous conditions may require significant expenditure of the Company’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Company.

Tax Risks

U.S. and Canadian tax residence of the Company.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code. and therefore subject to U.S. federal income tax on its worldwide income. For Canadian tax purposes, however, the Company is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (“Tax Act”)) for Canadian federal income tax purposes. Consequently, the Company is subject to income tax both in Canada and the U.S.

The deduction of certain expenses of the Company may be restricted.

Section 280E of the Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Substances Act) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E of the Code currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses are licensed and operating in accordance with applicable state laws. The application of section 280E of the Code generally causes such businesses to pay significantly higher effective U.S. federal income tax rates than similar businesses in other industries due to the loss of certain deductions and credits. The impact of section 280E of the Code on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’s total revenues. The Company is currently subject to section 280E of the Code for federal income tax purposes and consequently, section 280E of the Code may adversely affect the Company’s profitability and, in fact, may cause the Company to operate at a loss. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of section 280E of the Code to cannabis businesses, the enactment of any such law is uncertain and until any changes in federal law, it is anticipated that the Company will continue to be subject to section 280E of the Code.

Dividends paid by the Company may be subject to withholding tax.

It is unlikely that the Company will pay any dividends on the Equity Shares in the foreseeable future. However, dividends received by holders who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-U.S. Tax Convention (as defined below) as amended. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. Holders (as defined below) will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

The Company may be subject to net operating loss limitations.

Section 382 of the Code contains rules that limit for U.S. federal income tax purposes the ability of a corporation that undergoes an “ownership change” to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation is treated as having had an “ownership change” if there is more than a 50% increase in stock ownership by one or more “5 percent shareholders,” within the meaning of section 382 of the Code, during a rolling three-year period. The Business Combination resulted in an ownership change for purposes of section 382 of the Code. However, the Company currently does not have any material net operating loss carry forwards or other tax attribute carry forwards, that would be subject to limitation under section 382 of the Code.

Risk of U.S. tax classification of the Company as a U.S. Real Property Holding Company.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under section 7874(b) of the Code. As a result, non-U.S. shareholders may be subject to U.S. federal income tax upon a disposition of their Equity Shares depending on whether the Company is classified as a United States real property holding corporation (a “USRPHC”) under the Code. It is not expected that the Company will be a USRPHC, but we do not intend to seek a letter ruling request or other written guidance of its status as a non-USRPHC from the IRS. If the Company were to be considered a USRPHC, Non-U.S. shareholders may be subject to U.S. federal income tax on any gain associated with the disposition of their Equity Shares.

DIVIDENDS AND DISTRIBUTIONS

The Company has not paid dividends and currently intends to reinvest any future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Equity Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. The Loan Agreement restricts the Company from declaring or paying dividends. See “General Development of the Business – Financing Transactions – Senior Secured Term Loan”. The Exchange Rights Agreement (as defined below) restricts the Company from declaring or paying dividends on the Equity Shares unless economically equivalent dividends are declared and paid on the Exchangeable Shares, subject to applicable law. See “Description of Capital Structure – Exchangeable Shares – Exchange Rights Agreement”.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the outstanding securities of the Company. The Company previously applied to and was granted by the Canadian provincial securities regulatory authorities an exemption from the provisions of National Instrument 41-101 – General Prospectus Requirements relating to restricted securities. The Company also previously applied for and was granted exemptive relief from the requirements under Part 10 of NI 51-102 - Continuous Disclosure Obligations, and from the requirements under Part 2 of OSC Rule 56-501 – Restricted Shares. The relief was granted pursuant to an order dated June 29, 2021.

Authorized Share Capital

The authorized capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) preferred shares (the “Preferred Shares”). As of March 22, 2023, there were 56,868,200 Equity Shares (comprised of approximately 23,287,783 Subordinate Voting Shares, 18,532,803 Restricted Voting Shares and 15,047,614 Limited Voting Shares), 4,754,979 Multiple Voting Shares and no Preferred Shares outstanding.

In addition, as of March 22, 2023, there were 12,566,550 Exchangeable Shares (as defined below) issued and outstanding in the capital of MPB Acquisition Corp. The Company also had an aggregate of 44,258,882 warrants, 1,452,887 stock options and 1,983,495 restricted stock units outstanding, convertible or exercisable in each case to acquire the same number of Equity Shares as of March 22, 2023.

The Preferred Shares are issuable in series with such terms as are determined by the Board from time to time. It is not intended that such Preferred Shares will be used for anti-takeover purposes.

The Equity Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Company has complied with the requirements of Part 12 of National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) to be able to file a prospectus under which the Equity Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, the Equity Shares are distributed, as the Company received the requisite prior majority approval of shareholders of the Company, at the special meeting of shareholders held on June 2, 2021, in accordance with applicable law, including Section 12.3 of NI 41-101, to, among other things, effect the Share Terms Amendment. The Share Terms Amendment constituted a “restricted security reorganization” within the meaning of such term under applicable Canadian securities laws.

As of March 22, 2023, the Equity Shares represent approximately 19% of the voting rights attached to outstanding securities of the Company and the Multiple Voting Shares represent approximately 81% of the voting rights attached to outstanding securities of the Company.

The following is a summary of the rights, privileges, restrictions and conditions attached to the Equity Shares, Multiple Voting Shares and Exchangeable Shares but does not purport to be complete. Reference should be made to the Articles and the full text of their provisions for a complete description thereof.

Equity Shares

The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA, and except that holders of Limited Voting Shares are not entitled to vote for the election of directors. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares will be entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

Multiple Voting Shares

The holders of Multiple Voting Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA. The Multiple Voting Shares carry 50 votes per share, voting together with the other classes of Equity Shares as if they were a single class except as otherwise provided in the Articles and except where otherwise required by law or stock exchange requirements. The Multiple Voting Shares are subject to a three (3)-year sunset period expiring on June 29, 2024.

The holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles (other than in respect of the creation of a series of Preferred Shares) which would adversely affect the rights of the holders of the Multiple Voting Shares, and such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of the Multiple Voting Shares.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares shall be entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares (including any liquidation preference on any issued and outstanding Preferred Shares ranking in priority to the Multiple Voting Shares), to receive their redemption price of $0.001 per Multiple Voting Share (rounded down to the nearest cent taking into account all Multiple Voting Shares being liquidated at the relevant time).

In addition to the terms of the Multiple Voting Shares in the Articles of the Company, pursuant to the terms of a coattail agreement dated June 29, 2021, entered into among the Company, the Company Founders and Odyssey Trust Company, as trustee to oversee the implementation of the agreement on behalf of the holders of Equity Shares (the “Coattail Agreement”), there are restrictions on the sale of Multiple Voting Shares other than to a controlled affiliate conditional upon such controlled affiliate becoming a party to the Coattail Agreement. A holder of Multiple Voting Shares is also restricted from, directly or indirectly, granting a security interest, by way of pledge, hypothecation or otherwise, in any Multiple Voting Shares. The Coattail Agreement provides for certain rights to holders of Equity Shares representing not less than 10% of the Equity Shares to require the trustee to take action in the event of a breach or intended breach of the transfer and sale restrictions.

Exchangeable Shares

Pursuant to the Business Combination, the sellers of GH Group received, exchangeable common stock of MPB Acquisition Corp. (“Exchangeable Shares”) as part of their consideration.

The Exchangeable Shares entitle their holders to rights that are comparable (without taking into account tax consequences) to those rights attaching to the Equity Shares, other than the aggregate voting power of the Exchangeable Shares shall not exceed 49.9% of the total voting power of all classes of shares of MPB Acquisition Corp. Until their Exchangeable Shares are exchanged for the applicable Equity Shares pursuant to the Exchange Rights Agreement (as defined below) or the provisions of the Exchangeable Shares, holders of Exchangeable Shares do not have the right to vote at the Company’s shareholder meetings, though they have voting rights in MPB Acquisition Corp., including at meetings of the shareholders of MPB Acquisition Corp. with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB Acquisition Corp. decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for Equity Shares, at the option of the holder, subject to certain contractual lockup restrictions.

Exchange Rights Agreement

The Company entered into an exchange rights agreement dated June 29, 2021, as amended, with MPB Acquisition Corp. and the representative of the sellers of GH Group (being Kyle Kazan) on behalf of the holders of the Exchangeable Shares (the “Exchange Rights Agreement”), whereby the Company agreed to make certain covenants in favor of the sellers of GH Group to protect their rights as holders of Exchangeable Shares. The Company agreed to reserve the necessary amount of Equity Shares for issuance upon exchange of the Exchangeable Shares, and ensure such shares remain protected from pre-emptive and other rights. Upon notice to the Company and MPB Acquisition Corp. and as required under the provisions of the Exchangeable Shares, the Company will issue such number of Equity Shares to a holder of Exchangeable Shares in exchange for the Exchangeable Shares of such holder on a one for one basis, subject to the terms specified in the Exchange Rights Agreement. Additionally, the Company has an overriding liquidation call right under the Exchange Rights Agreement to purchase all, but not less than all, of the Exchangeable Shares from the holders thereof upon a proposed liquidation, dissolution or winding-up of MPB Acquisition Corp., as well as a redemption call right and retraction call right on the Exchangeable Shares, in each case for the consideration set forth in such agreements. The Exchange Rights Agreement restricts the Company from declaring or paying dividends on the Equity Shares unless economically equivalent dividends are declared and paid on the Exchangeable Shares, subject to applicable law. See “Material Contracts”.

MARKET FOR SECURITIES

Trading Price and Volume

The Equity Shares and Listed Warrants are listed and posted for trading on the Neo Exchange under the symbol “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and Listed Warrants also trade on the OTCQX in the United States under the symbol “GLASF” and “GHBWF”, respectively.

The following indicates the high and low values and volume with respect to trading activity for the Equity Shares and Listed Warrants on the Neo Exchange on a monthly basis during the year ended December 31, 2022.

Equity Shares

Month	High (US$)	Low (US$)	Volume
January	5.15	3.44	311,244
February	6.54	4.90	400,740
March	6.10	4.22	630,035
April	5.25	4.10	236,248
May	4.30	3.00	479,906
June	3.55	1.94	741,111
July	2.89	2.02	1,053,401
August	2.65	2.00	668,792
September	2.80	2.00	349,667
October	4.00	2.05	1,068,024
November	4.50	3.60	634,090
December	4.30	1.78	593,932

The price of the Equity Shares as quoted by the Neo Exchange at the close of business on March 30, 2023 was US$2.70.

Listed Warrants

Month	High (US$)	Low (US$)	Volume
January	1.37	0.64	243,455
February	1.44	1.15	336,409
March	1.69	1.00	337,681
April	1.37	0.92	224,219
May	1.07	0.50	240,862
June	0.76	0.46	65,223

Month	High (US$)	Low (US$)	Volume
July	0.69	0.50	51,450
August	0.75	0.46	185,041
September	0.54	0.16	43,410
October	0.72	0.25	408,297
November	0.94	0.35	178,375
December	0.83	0.20	192,045

The price of the Listed Warrants as quoted by the Neo Exchange at the close of business on March 30, 2023 was US$0.38.

Prior Sales

The only class of securities of the Company outstanding that is not listed is the Multiple Voting Shares and no Multiple Voting Shares were issued during the year ended December 31, 2022.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following sets out the number of securities of the Company that are subject to a contractual restriction on transfer. The Multiple Voting Shares are, on their terms and pursuant to the terms of the Coattail Agreement, non-transferable except to controlled affiliates. To the knowledge of the Company, no other securities of the Company are held in escrow or subject to contractual restrictions on transfer. All contractual restrictions on transfer are governed by agreements between the applicable securityholders and the Company.

Designation of Class	Number of Securities Subject to Contractual Restriction	Percentage of Class(1)
Subordinate, Restricted or Limited Voting Shares(2)(3)	6,106,112	11%
Multiple Voting Shares(4)	4,754,979	100%

Notes:

(1)	As of March 22, 2023.

(2)	500,000 Equity Shares issued on July 28, 2022 in connection with the acquisition of the remaining interests in The Pottery dispensary are subject to a one-year lock-up period expiring on July 28, 2023. See “General Development of the Business – Acquisitions – The Pottery Dispensary”.

(3)	5,606,112 Equity Shares issued in September 2022 in connection with the acquisition of the NHC dispensaries are subject to contractual lock-ups and escrow hold-backs expiring on September 6, 2024, subject to certain acceleration provisions. See “General Development of the Business – Acquisitions – NHC Dispensaries”.

(4)	See “Description of Capital Structure – Multiple Voting Shares”.

Pursuant to the investor rights agreement (the “Investor Rights Agreement”) entered into on April 8, 2021, as amended June 18, 2021, between the Company and Mercer Park’s founders (being Mercer, Charles Miles and Sean Goodrich) (“Mercer Park Founders”), none of such founders’ Equity Shares subject to forfeiture thereunder are transferable until the expiry of the applicable forfeiture periods set forth in the Investor Rights Agreement. See “Material Contracts – Investor Rights Agreement”.

DIRECTORS AND OFFICERS

The following table sets forth, for each of the Company’s directors and executive officers, the person’s name, state and country of residence, position(s) held with the Company and principal occupation(s) for the five preceding years.

Name and State and Country of Residence	Position(s) with the Company	Principal Occupation(s) in Last Five Years
Kyle Kazan California, United States	Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of the Company since June 2021 Chief Executive Officer, GH Group (2018 – June 2021) Founder and Chairman, Beach Front Property Management (1999 – present)
Graham Farrar California, United States	President and Director	President and Director of the Company since June 2021 President, GH Group (2018 – June 2021) CEO, Mission Health Associates, dba Glass House Farms (2015 – 2020)
Robert (“Jamie”) Mendola(2) California, United States	Director	Director of the Company since June 2021 Head of Strategy and M&A, Mercer Park L.P. Chief Executive Officer and Portfolio Manager, Pacific Grove Capital (2014 – 2019)
Humble Lukanga(1) California, United States	Director	Director of the Company since June 2021 Chief Executive Officer and Founder, Life Line Financial Group
Jocelyn Rosenwald(1) California, United States	Director	Director of the Company since June 2021 Director of Acquisitions and Asset Management, Beach Front Property Management

104

Name and State and Country of Residence	Position(s) with the Company	Principal Occupation(s) in Last Five Years
George Raveling(2) California, United States	Director	Director of the Company since June 2021 Self-Employed Consultant, Coaching for Success
Hector De La Torre(1) California, United States	Director	Director of the Company since June 2021 Director, California Air Resources Board
Robert Hoban(2) Colorado, United States	Director	Director of the Company since June 2021 President of Hoban Law Group
Mark Vendetti California, United States	Chief Financial Officer	Chief Financial Officer of the Company since September 2021 Chief Financial Officer, Fiore Management, LLC (2019 – 2021) Senior Vice President, Corporate Finance, Mattel, Inc. (2018 – 2019)
Hilal Tabsh California, United States	Chief Revenue Officer

Chief Revenue Officer of the Company since May 2022

Chief Revenue Officer, SLANG Worldwide (2021 – May 2022)

Senior Vice President, BellRock Brands (2019 – May 2022)

President, LIMITLESS Coffee & Tea (2017 – 2020)

Benjamin Vega California, United States	General Counsel and Corporate Secretary

General Counsel and Corporate Secretary of the Company since October 2022

Vice President and Deputy General Counsel, Covetrus, Inc. (February – October 2022)

General Counsel, Manhattan West Asset Management, LLC (June 2021 – January 2022)

General Counsel, The Meruelo Group (2011 – December 2020)

105

Notes:

(1)	Member of the Audit Committee of the Board (the “Audit Committee”). Mr. Lukanga is Chair.
(2)	Member of the Compensation, Nomination and Corporate Governance Committee of the Board. Mr. Hoban is Chair.

The directors of the Company are elected by the shareholders of the Company at each annual general meeting and expected to hold office until the next annual general meeting at which time they may be re-elected or replaced, unless they resign or are removed by the shareholders of the Company prior thereto.

Pursuant to the Investor Rights Agreement, the Mercer Park Founders have, until June 29, 2024, the right to put forward one nominee for the Board for as long as the Mercer Park Founders continue to hold at least 50% of the respective Sponsor Shares (as defined herein) owned by each of them, respectively, at the closing of the Business Combination (assuming Sponsor Shares subject to forfeiture continue to be owned at the relevant time). See “Material Contracts – Investor Rights Agreement”.

The directors and executive officers of the Company, as a group, beneficially own or exercise control or direction over, directly or indirectly (i) 7,170,384 Equity Shares and (ii) 3,771,591 Multiple Voting Shares, representing approximately 66% of the voting rights attached to all of the Company’s voting securities as of March 22, 2023.

Biographies

The following are brief profiles of the directors and executive officers of the Company.

Kyle Kazan, Chairman and Chief Executive Officer

Kyle Kazan is a seasoned investor and expert manager of private equity funds with over two decades of domestic and international experience, and has a track record of growing de novo companies to industry leadership in the fields of fund/asset management, property management and insurance. In 1991, Mr. Kazan began investing in real estate, eventually launching a total of 23 private equity funds. He also served on the boards of multiple international investment and hedge funds before pivoting in 2016 to the regulated cannabis industry, where he closed four funds and consolidated them to form the Company. Since his early service as a special education teacher and law enforcement officer, Mr. Kazan has been a vocal advocate for police reform and ending the War on Drugs and its injustices, speaking on behalf of Law Enforcement Against Prohibition (LEAP) and appearing in many media outlets ranging from CNN to Fox. Mr. Kazan is a frequent guest professor at NYU Stern School of Business, USC Marshall Business School, and UCLA Anderson School of Management, and he is a graduate of the University of Southern California, where he played varsity basketball for Hall of Fame Coach George Raveling.

Graham Farrar, Director and President

Graham Farrar is a serial entrepreneur who began his career as part of the original team at Software.com, taking the company public in 1999. Shortly thereafter, he served on the board of Seacology and was part of the founding team at Sonos, where he was involved with product design, development, sales, and customer support. After Sonos, Mr. Farrar served as a board member for Heal the Ocean, was a founder and partner of e-book publishers iStoryTime Inc. and Zuuka, and founded a Santa Barbara luxury rental company. He first ventured into the regulated cannabis industry by founding Elite Garden Wholesale, an agriculture technology company focused on developing products for the hydroponics industry. Mr. Farrar currently sits on the board of directors of The Santa Barbara Bowl Foundation.

106

Robert (“Jamie”) Mendola, Director

Jamie Mendola is the Head of Strategy and M&A at Mercer Park LP and AYR Wellness, with 20 years of experience as a private and public equity investor. He is the Founder and CEO of Pacific Grove Capital, a long-short hedge fund which also launched one of the earliest dedicated SPAC funds in the United States. Mr. Mendola was also a former partner at Scout Capital, a multi-billion dollar hedge fund and had previous experience at J.P. Morgan, JLL Partners and Watershed Capital. Mr. Mendola has a B.S. from Binghamton university and M.B.A. from Stanford’s Graduate School of Business.

Humble Lukanga, Director

Humble Lukanga is the Founder and Chief Executive Officer of Life Line Financial Group, a wealth management firm servicing some of the best-known performers and leaders in business, sports and entertainment. He is also the Trustee of the University of New Mexico and a board member of several companies and foundations. Mr. Lukanga was named to The Hollywood Reporter’s Top Business Managers list for 3 years running and New Mexico Business Weekly’s “Top 40 Under 40”. He has a B.A. and M.B.A. from the University of New Mexico, is a certified CFP and has a Personal Finance Planning degree from UCLA.

Jocelyn Rosenwald, Director

Jocelyn Rosenwald began her career as a Teach For America Corps member in New York City. In 2011, she became a founding teacher at KIPP Star Elementary School and quickly became a teacher leader. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500 million portfolio of opportunistic real estate investments. In November of 2016, Ms. Rosenwald began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form the Company. She holds a B.A. from the University of Pennsylvania, an M.A. in Education from Hunter College, and an M.B.A. from UCLA Anderson School of Business.

George Raveling, Director

George Raveling was the first African American basketball coach in the Pac-8 (now Pac-12), the head coach at Washington State University, University of Iowa and USC, and the assistant coach of the medal-winning 1984 and 1988 U.S. Olympic teams. He was also a former Director of International Basketball at Nike and a former commentator for Fox Sports and CBS. Mr. Raveling was inducted into Naismith Memorial Basketball Hall of Fame, National Collegiate Hall of Fame, and was a recipient of John W. Bunn Lifetime Achievement Award. He is the author of two books and is a co-founder of The Daily Coach leadership program. George has a B.S. in Economics from Villanova University, where he is also inducted into the Villanova Hall of Fame.

Hector De La Torre, Director

Hector De La Torre was a member of California State Assembly representing L.A. from 2004 to 2010 and was a member of South Gate City Council for 8 years, including as a mayor for 2 years. Hector currently serves as the Chair of L.A. Care, the largest public health plan in the U.S. and the Trustee of Occidental College. He was a former Executive Director of national non-profit Transamerica Center for Health Studies, former Chair of state Budget Subcommittee on Health & Human Services, Rules Committee, and Accountability & Administrative Review Committee, among others. Mr. De La Torre has been an Assembly-Appointed Member of California Air Resources board of directors since 2011, with focus on goods movement, the environment and green technology. He is a graduate of Occidental College and completed graduate work at the Elliott School of International Affairs at the George Washington University.

107

Robert (“Bob”) Hoban, Director

Bob Hoban is a 12-year veteran of the cannabis industry and Founder of Hoban Law Group, a global full-service commercial cannabis law firm and the first of its kind. He is the Co-Founder of Gateway Proven Strategies, a global cannabis industry consulting firm. Mr. Hoban has founded, created, bought, and sold over 15 of his own cannabis companies. He is widely recognized by a variety of publications and organizations as one of the most influential people in the global cannabis industry.

Mark Vendetti, Chief Financial Officer

With over 30 years of finance and accounting experience, Mark Vendetti’s career spans a wide variety of industries including retail, CPG, e-commerce, manufacturing, financial services and entertainment. He has worked for some of the world’s most iconic enterprises, including Procter and Gamble, Abercrombie and Fitch, Bauer Hockey, and Mattel. From 2019 to 2021, just prior to joining the Company, Mr. Vendetti was the CFO of Canndescent, a leading producer of premium cannabis. He was also CFO of Francesca’s, a women’s specialty retailer, from 2013 to 2015, when the company enjoyed annual sales growth rates in excess of 20% and opened 240 new stores. His leadership of turnaround efforts at Bauer Hockey and Mattel generated significant improvements in company profitability, and he has helped engineer two multi-billion-dollar transactions: the merger of XM Satellite Radio with Sirius and the sale of the Sears Credit Card business to Citigroup. He holds a B.A. in Mathematics from Amherst College and an M.B.A. from Harvard University.

Hilal Tabsh, Chief Revenue Officer

With over two decades of experience in CPG businesses spanning multiple continents and categories, Hilal Tabsh has an impeccable track record of success in leading sales, marketing and distribution channels. In his fifteen years at Red Bull, he served as the head of sales and marketing strategy based in Dubai, for the Middle East, Africa, and Pacific regions before moving to Red Bull North America in Chicago, where he oversaw sales, marketing and route-to-market distribution strategy, managing over one billion dollars in annual revenue. He then co-founded and helped grow Limitless Beverage company, facilitating its acquisition by Keurig Dr. Pepper within 3 years of its founding. Hilal subsequently joined the cannabis industry, as Senior VP at BellRock Brands (Mary’s Medicinals, Dixie & others) and then as Chief Revenue Officer at SlangWorldWide (O-Pen Vape, District Edibles & others). In these roles, he oversaw strategy, sales growth, and brand development for THC and CBD product lines across North America. He grew the distribution footprint of BellRock Brands by 10x and also expanded the presence of Slang’s O-Pen Vape brand, growing market share to reach a leadership spot in multiple states, including Colorado. Mr. Tabsh holds a Bachelor’s degree in business administration and management from Jeffinor International.

108

Benjamin Vega, General Counsel and Corporate Secretary

Benjamin Vega is a corporate lawyer with over 20 years of experience in complex business transactions and litigation across a range of industries. Mr. Vega has extensive expertise in Finance, Private Equity, M&A, Banking, Gaming and Hospitality, Media, Professional Sports and Construction. Prior to joining the Company, Mr. Vega served as Deputy General Counsel for Covetrus, Inc., a $4B public company in the animal health industry. Mr. Vega has also served as General Counsel for Manhattan West, a Venture Capital, Private Equity and Financial Services firm and for the Meruelo Group, a multi-asset family office with holdings in Gaming and Hospitality, Media, Professional Sports, Food Service, Construction, Real Estate and Banking. Prior to the Meruelo Group, Mr. Vega was a Senior Counsel at Sony Pictures Entertainment and served as an Associate General Counsel for Ascent Media Group. Mr. Vega began his legal career with Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Vega earned a BA from Harvard College and a JD from Harvard Law School.

Cease Trade Orders

To the best of the Company’s knowledge, none of the Company’s directors and executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer or chief financial officer of any company that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

Penalties or Sanctions

To the best of the Company’s knowledge, no director or executive officer of the Company nor any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor a personal holding company of any such persons, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Bankruptcies and Insolvencies

To the best of the Company’s knowledge, no director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor a personal holding company of any such persons, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the best of the Company’s knowledge, no director or executive officer of the Company, nor a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is as of the date of this AIF or has been, within the 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

109

Conflicts

Certain of the directors and executive officers of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The BCBCA requires, among other things, that the directors and executive officers of the Company act honestly and in good faith with a view to the best interest of the Company, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

PROMOTER

Mercer was considered a promoter of Mercer Park within the meaning of applicable securities legislation, prior to the completion of the Business Combination. To the knowledge of the Company based on public filings on the System for Electronic Disclosure by Insiders (SEDI), as of the date hereof, Mercer beneficially owns, or controls or directs, directly or indirectly, 8,323,374 Equity Shares (representing approximately 15% of the issued and outstanding Equity Shares on a non-diluted basis and approximately 3% of the voting power in the Company as of March 22, 2023) and 8,364,500 Listed Warrants (representing approximately 19% of all issued and outstanding warrants of the Company as of March 22, 2023). Additionally, 1,008,975 of the Equity Shares issued to Mercer are subject to a contractual lock-up with the Company, and are to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no legal proceedings material to the Company to which the Company or a subsidiary thereof is a party or of which any of their respective property is the subject matter, nor or any such proceedings known to the Company to be contemplated, and there have been no such legal proceedings during the Company’s most recently completed financial year.

Regulatory Actions

The Company has not been subject to any penalties or sanctions imposed by any court relating to securities legislation or by a securities regulatory authority during the Company’s most recently completed financial year, nor has the Company been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, nor has the Company entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the Company’s most recently completed financial year.

110

AUDIT COMMITTEE

The Audit Committee is primarily responsible for:

•	Recommending to the Board the external auditor to be nominated for election by the Company’s shareholders at each annual meeting and negotiating the compensation of such external auditor;

•	Overseeing the work of the external auditor;

•	Reviewing the Company’s financial statements, its management’s discussion and analysis in respect thereof and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company; and

•	Reviewing the Company’s financial reporting procedures for the Company’s public disclosure of financial information extracted or derived from its financial statements.

The Board has adopted an audit committee charter (“Audit Committee Charter”) which sets out the Audit Committee’s mandate, organization, powers, and responsibilities. A copy of this Audit Committee Charter is attached as Schedule A to this AIF.

Below are the details of each audit committee member, including his/her name, whether he/she is independent and financially literate as such terms are defined under National Instrument 52-110 – Audit Committees (“NI 52-110”) and his/her education and experience as it relates to the performance of his/her duties as an audit committee member. All three audit committee members are financially literate under NI 52-110. The qualifications and independence of each member is discussed below.

Member Name	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Responsibilities
Humble Lukanga (Chair)	Yes	Yes	Humble owns Life Line Financial Group, a wealth management firm servicing world-class performers and leaders in business, sports and entertainment. In addition to Life Line Financial, Humble serves on the board of trustees for the University of New Mexico and the board of directors for various companies. He holds both a bachelor’s and master’s in business administration from the Anderson School of Management at the University of New Mexico, received a Personal Finance Planning degree from UCLA and holds the CFP credential.
Jocelyn Rosenwald	Yes	Yes	Jocelyn began her career as a Teach for America Corps member in New York City. She began her career in real estate investment in 2013 with Beach Front Properties LLC and managed a $500M portfolio of opportunistic real estate investments. In November of 2016, Jocelyn began supervising the operations of 4 funds in the regulated cannabis industry which would eventually be consolidated to form GH Group. Today, Jocelyn sits on the Board of the Company as a director. She holds a BA from the University of Pennsylvania, an MA in Education from Hunter College, and an MBA from UCLA Anderson School of Business. She is a co-founder of GH Group and current director of the Company.

111

Member Name	Independent(1)	Financially Literate(2)	Education and Experience Relevant to Performance of Audit Committee Responsibilities
Hector De La Torre	Yes	Yes	Hector’s career has been defined by his public service and outstanding record of leadership. From 2004-10, Hector represented the 50th District in southeast Los Angeles County to the California State Assembly, where he focused on health care, the environment, and good governance. Previously, he was a member of the South Gate City Council for 8 years, including serving 2 years as Mayor. In 2011, Hector became the Assembly-Appointed Member of the California Air Resources board of directors, a position he still holds, where he focuses on goods movement, environmental justice, and green technologies. He served as the executive director of the Transamerica Center for Health Studies, a national non-profit focused on helping people better understand health coverage, and today is chair of the board at L.A. Care, the largest public health plan in America, as well as a trustee of Occidental College, where he received his B.A. He did his graduate studies at the Elliott School of International Affairs at the George Washington University. Hector has been an early and vocal advocate for cannabis policy reform and remains dedicated to serving the industry.

Notes:

(1)	Independent within the meaning of NI 52-110.
(2)	An individual is financially literate within the meaning of NI 52-110 if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company’s financial statements.

112

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter attached hereto as Schedule A.

The following table discloses the fees billed to the Company by its external auditor during the last two fiscal years ended December 31, 2022 and December 31, 2021:

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2022	$1,285,294	Nil	$47,271	Nil
December 31, 2021	$1,346,799	Nil	Nil	Nil

Notes:

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the audit fees column.
(3)	The aggregate fees billed for tax compliance, tax advice, tax return and tax planning services of an acquired entity.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this AIF, no director, executive officer or, to the best of the Company’s knowledge, shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years before the date of this AIF or during the current financial year which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

On August 31, 2022, on closing of the first tranche of the offering of Series B Preferred Stock of GH Group (see “General Development of the Business – Financing Transactions – Offering of GH Group Series B Preferred Stock and Company Warrants”), certain directors and officers of the Company, including Messrs. Kyle Kazan, Graham Farrar, Robert (Jamie) Mendola, Mark Vendetti, Hilal Tabsh and John Brebeck (the Company’s VP Investor Relations) and Ms. Jocelyn Rosenwald, subscribed for an aggregate of 8,544 shares of Series B Preferred Stock of GH Group, received an aggregate of 1,603,075 warrants therewith, and agreed to the cancellation of an aggregate of 742,531 warrants held by such directors and officers prior to the offering. The offering, including the issuance of securities to the participating directors and officers, was approved by the disinterested members of the Company’s board of directors.

On December 31, 2022, on closing of the offering of Series C Preferred Stock of GH Group (see “General Development of the Business – Financing Transactions – Offering of GH Group Series C Preferred Stock and Company Warrants”), Mr. Benjamin Vega subscribed for 100 shares of Series C Preferred Stock of GH Group and received 20,000 warrants therewith. The offering, including the issuance of securities to Mr. Vega, was approved by the Company’s board of directors.

113

TRANSFER AGENT AND REGISTRAR

Odyssey Trust Company has been appointed as the registrar and transfer agent of the Equity Shares and the Multiple Voting Shares. The office of Odyssey Trust Company (where the securities register and register of transfers are maintained) is located in Calgary, Alberta.

MATERIAL CONTRACTS

The only material contracts, other than those contracts entered into in the ordinary course of business, which the Company or one of its subsidiaries has entered into within the last financial year or before the last financial year but are still in effect, are set forth below. Copies of these material contracts are available under the Company’s SEDAR profile at www.sedar.com.

•	Warrant agency agreement between the Company and Odyssey Trust Company, as warrant agent, dated May 13, 2019, as supplemented June 29 2021 (the “Warrant Agreement”). See “Material Contracts – Warrant Agreement” below for further details.

•	Investor Rights Agreement. See “Material Contracts – Investor Rights Agreement” below for further details.

•	Registration rights agreement dated June 29, 2021 among the Company, the Company Founders and Mercer (“Registration Rights Agreement”). See “Material Contracts – Registration Rights Agreement” below for further details.

•	Exchange Rights Agreement. See “Description of Capital Structure – Exchangeable Shares – Exchange Rights Agreement” for further details.

•	SoCal Purchase Agreements. See “General Development of the Business – Acquisitions – SoCal Greenhouse” for further details.

•	Loan Agreement. See “General Development of the Business – Financing Transactions – Senior Secured Term Loan” for further details.

•	Debenture Indenture. See “Material Contracts – Debenture Indenture” below for further details.

•	Warrant Indenture. See “General Development of the Business – Financing Transactions – Offering of GH Group Series B Preferred Stock and Company Warrants” and “General Development of the Business – Financing Transactions – Offering of GH Group Series C Preferred Stock and Company Warrants” for further details.

As of the date of this AIF, the following leases of the Company, which represent the Company’s three (3) most significant leases, are considered to be material contracts entered into for the purposes of this AIF:

•	the lease dated as of June 4, 2017 by and between 3243 Sacramento LLC, as lessor, and Farmacy Berkeley, as lessee;

•	the lease dated as of October 1, 2018 between Neo Street Partners LLC and Lompoc TIC, LLC, as lessor, and CA Manufacturing Solutions LLC, as lessee; and

114

•	the agricultural lease dated as of September 14, 2021, between GH Camarillo LLC and Houweling’s Camarillo, Inc.

No lease represents more than 10% of the consolidated revenues of the Company.

Summaries of the above material contracts contained in this AIF are qualified in their entirety by the text of the material contracts, which are available on the Company’s SEDAR profile at www.sedar.com. Set out below are the particulars of certain material contracts not described elsewhere in this AIF.

Warrant Agreement

Pursuant to the Business Combination, the outstanding share purchase warrants of predecessor Mercer Park were exchanged for Listed Warrants of the Company and became exercisable to acquire Equity Shares commencing 65 days after the completion of the Business Combination, pursuant to the terms of the Warrant Agreement. Each Listed Warrant is exercisable to purchase one Equity Share at a price of $11.50 per share, subject to certain adjustments. The Company may accelerate the expiry date of the outstanding Listed Warrants (excluding the Listed Warrants exchanged for Mercer Park Founders’ Warrants but only to the extent still held by Mercer at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by Mercer of material undisclosed information which could limit its flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Equity Shares equals or exceeds $18.00 per share (subject to adjustments) for any 20 trading days within a 30-trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice is provided. The right to exercise will be forfeited unless the Listed Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. The Warrant Agreement contemplates that the Listed Warrants may be exercised through cashless exercise.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement, parties agreed that (i) until June 29, 2024, the Mercer Park Founders may put forward one nominee for the Board so long as the Mercer Park Founders hold at least 50% of their respective Sponsor Shares (as defined below) owned by each of them, respectively, at the closing of the Business Combination (assuming Sponsor Shares subject to forfeiture continue to be owned at the relevant time), and (ii) the number of Equity Shares issued to the Mercer Park Founders on closing of the Business Combination in exchange for the Mercer Park Class B shares that were issued to them for nominal consideration in connection with Mercer Park’s initial public offering (the “Sponsor Shares”) be subject to forfeiture, as follows:

•	Price Based Earn-out Shares:

o	Approximately 2,522,438 Sponsor Shares will be earned based on meeting the following share price trading thresholds (the “Price Based Earn-out Shares”):

▪	if within two (2) years following the closing of the Business Combination, the volume weighted average price per share of the Equity Shares on the Neo Exchange or other nationally recognized Canadian or United States stock exchange for 20 consecutive trading days (the “20-day VWAP”) meets or exceeds $13.00 (subject to customary adjustments), Mercer Park Founders will earn and retain 2/3 (66.66%) of the Price Based Earn-out Shares; and

115

▪	if within two (2) years following the closing of the Business Combination, the 20-day VWAP meets or exceeds $15.00 (subject to customary adjustments), the Mercer Park Founders will earn and retain the remaining 1/3 (33.34%) of the Price Based Earn-out Shares.

o	For each Price Based Earn-out Share earned by the Mercer Park Founders pursuant to the foregoing, the Company shall promptly cause MPB Acquisition Corp. to issue to the shareholders and option holders of GH Group (the “Selling GH Group Securityholders”) who were eligible to receive Merger Consideration, as defined in and pursuant to the terms of the Business Combination Agreement, 1.5 Exchangeable Shares.

o	In the event the Mercer Park Founders have not earned any Price Based Earn-out Shares pursuant to the foregoing, Mercer shall promptly tender the unearned Price Based Earn-out Shares to the Company for forfeiture for no consideration on the date that is the first business day that immediately follows the two (2)-year anniversary of the closing of the Business Combination, being June 30, 2023.

•	Capital Based Earn-out Shares:

o	Approximately 1,008,975 Sponsor Shares (the “Capital Based Earn-out Shares”) will be earned and retained based on the amount of the Company’s Closing Cash (as such term is defined in the Business Combination Agreement), plus any net proceeds from equity or equity-linked financings (e.g. issuance of convertible debt, sale of common or preferred stock, etc.) closed within one (1) year following the closing of the Business Combination (the “Post Closing Cash”, together with the Closing Cash, the “Total Cash”, not to exceed $402.5 million).

o	392,819 Capital Based Earn-out Shares (which was determined in accordance with the formula set forth immediately below based on the Closing Cash) (the “Closing Capital Based Earn-out Shares”) were earned on closing of the Business Combination and not subject to forfeiture, based on the minimum Closing Cash condition being met.

o	The number of Capital Based Earn-out Shares ultimately deemed earned by the Mercer Park Founders shall be calculated based on the following formula (but in no event will more than 1,008,975 Capital Based Earn-out Shares be deemed earned, including the Closing Capital Based Earn-out Shares earned): (Total Cash - $185.0 million) / $202.5 million ∗ 2,522,438.

o	1,008,975 of the Sponsor Shares minus the number of Closing Capital Based Earn-out Shares will be earned upon the following event occurring at or within 24 months following the closing of the Business Combination (being until June 29, 2023):

▪	in full, if the Company or any of its affiliates closes either (i) a debt facility with any of the lenders who have provided the Company with a term sheet prior to the closing of the Business Combination or any of their affiliates, and/or (ii) a private placement of securities, and the Company enters into a term cannabis supply agreement with TPCO US Holding, LLC or any of its affiliates; or

116

▪	otherwise, in part or in full, in accordance with the formula set forth above.

o	Notwithstanding the above, in the event the 20-day VWAP reaches $17.00 (subject to customary adjustments) within two (2) years following the closing of the Business Combination, Mercer Park Founders will earn and retain 100% of the Capital Based Earn-out Shares, provided that if an Anti-Dilution Payment (as defined below) was paid to the Selling GH Group Securityholders, the amount of Capital Based Earn-out Shares to be earned by Mercer Park Founders will be reduced by the number of Equity Shares issued to the Selling GH Group Securityholders under the Anti-Dilution Payment.

•	Anti-Dilution Payment: If any Post Closing Cash is raised by the Company below $10.00 per Equity Share, the Selling GH Group Securityholders will have the benefit of anti-dilution protection whereby additional Exchangeable Shares will be issued by MPB Acquisition Corp. to the Selling GH Group Securityholders (the “Anti-Dilution Payment”).

•	Other events: If the Company consummates a transaction which results in the holders of Equity Shares having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding a 20-day VWAP threshold set forth above (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, their fair market value), such 20-day VWAP threshold will be considered met and the applicable Sponsor Shares will be considered earned and retained and may participate in such transaction.

In addition, pursuant to the Investor Rights Agreement, Mercer agreed to use its reasonable best efforts to assist the Company with fundraising efforts and to leverage their capital markets expertise and relationships for a period of at least one (1) year after the closing of the Business Combination.

Registration Rights Agreement

The Registration Rights Agreement provides the Company Founders and Mercer (the “Registering Shareholders” or “Piggyback Shareholders”, as applicable) with certain demand registration rights and piggyback registration rights in respect of the Equity Shares held by such holders from time to time. These Equity Shares are referred to as “registrable securities”. Each of the Registering Shareholders can request that the Company qualify by prospectus in Canada all or a portion of their registrable securities, provided that the aggregate offering price meets certain thresholds. If the Company proposes to register or qualify its securities for sale to the public, it must provide notice to each Registering Shareholder and the Piggyback Shareholders and use its reasonable commercial efforts to cause to be registered all registrable securities that the holders of such registrable securities request in writing be so registered. These piggy-back registration rights are unlimited in number. If a public offering of securities is being effected, those securities offered shall be allocated first to the Company then, to the Registering Shareholders (pro rata based on the amount owned by each), and then, to the Piggyback Shareholders (pro rata based on the amount owned by each).

117

Debenture Indenture

The Debenture Indenture provides for the issuance of an aggregate of 20,005 unsecured debentures in the aggregate principal amount of C$20,504,850.96 (having a value of C$1,024.9863 per debenture) issued to former noteholders of PLUS, designated as either Series A debentures or Series B debentures. The debentures mature on April 15, 2027 and bear interest at a rate of 8% per annum, payable semi-annually each year in cash, in Equity Shares or a combination of both. The debentures are not guaranteed, are unsecured and are subordinated to all secured obligations, liabilities and indebtedness of the Company.

Both series of debentures are redeemable, in whole or in part, at any time prior to the maturity date at the option of the Company at a redemption price equal to the principal amount and interest payable by payment of cash or by issuing such number of Equity Shares as is obtained by dividing the aggregate principal amount by the applicable redemption price for the debentures as set forth in the Debenture Indenture.

Series B debentures are convertible, in whole or in part, at the option of the holder, if any time prior to the earlier of (i) the business day immediately preceding the maturity date and (ii) the business day immediately preceding the redemption date (if applicable), the Equity Shares close at a price of $10 on the Neo Exchange over a period of at least 20 consecutive trading days. The conversion price for each Equity Share to be issued upon the conversion of each Series B debenture is $10 such that approximately 80 Equity Shares are issuable for each C$1,024.9863 principal amount of Series B debenture so converted, subject to adjustment.

INTERESTS OF EXPERTS

The consolidated financial statements of the Company for the financial year ended December 31, 2022 have been audited by Macias Gini & O’Connell LLP. Macias Gini & O’Connell LLP has confirmed that it is independent with respect to the Company in accordance with the rules of professional conduct that are relevant to its audit of the Company’s consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.glasshousebrands.com. Additional information, including information concerning directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the management information circular of the Company dated May 11, 2022 for its annual general meeting of shareholders held on June 24, 2022.

Additional financial information is contained in the Company’s audited financial statements and MD&A for its most recently completed financial year. Such documents, as well as additional information about the Company, may be found under the Company’s profile on SEDAR at www.sedar.com.

118

SCHEDULE A – AUDIT COMMITTEE CHARTER

GLASS HOUSE BRANDS INC.

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Glass House Brands Inc. (the “Company”). The primary function of the Audit Committee is to assist the directors of the Company in fulfilling their applicable roles by:

a)	recommending to the Board the appointment and compensation of the Company’s external auditor;

b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor;

d)	satisfying themselves that adequate procedures are in place for the review of the Company’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

e)	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

f)	reviewing and approving any proposed hiring of current or former partners or employees of the current auditor of the Company; and

g)	reviewing and recommending to the Board the approval of the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Company to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Company’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

LIMITATIONS ON AUDIT COMMITTEE'S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

A-1

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Company by the external auditor, (iv) financial statements of the Company represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. Each member must be “financially literate” within the meaning of NI 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Company’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and the external auditor of the Company, and others as they consider appropriate.

A-2

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Company’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Company’s articles from time to time.

ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by NI 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Company’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)	Review and recommend to the Board for approval the Company’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Company provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review any of the Company’s press releases that contain financial information.

A-3

(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Company’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Company to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Company of current or former partners or employees of the current (and any former) external auditor of the Company.

Audit Process

(21)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

A-4

(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)	Review with management and the external auditor the Company’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)	The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Company) the compensation for any such advisors.

A-5

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

•	The Charter of the Audit Committee;

•	the composition of the Audit Committee;

•	the relevant education and experience of each member of the Audit Committee;

•	the external auditor services and fees; and

•	such other matters as the Company is required to disclose concerning the Audit Committee.

(37)	Perform any other activities as the Audit Committee deems necessary or appropriate including seeking to ensure all regulatory documents are compiled to meet Committee reporting obligations under NI 52-110.

AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to the Company securityholders or other liability whatsoever.

Effective Date: June 29, 2021

A-6